UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

Commission File Number: 001-38714

STONECO LTD.

(Exact name of registrant as specified in its charter)

R. Fidêncio Ramos, 308, 10th floor—Vila Olímpia

São Paulo—SP, 04551-010, Brazil

+55 (11) 3004-9680

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATION

This amended report on Form 6-K/A is being furnished to the U.S. Securities and Exchange Commission to insert a conformed signature on the signature page of the report on Form 6-K that was furnished to the SEC on March 18, 2019, which conformed signature was inadvertently omitted.

Consolidated Financial Statements

StoneCo Ltd.

December 31, 2018 and 2017 and the three years ended December 31, 2018 with report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of StoneCo Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of StoneCo LTD (the “Company”), formerly known as DLP Payments Holdings Ltd. as of December 31, 2018 and 2017, the related consolidated statement of profit or loss and other comprehensive income, consolidated statement of changes in equity, and consolidated statement of cash flows, for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board - IASB.

Adoption of New Accounting Standard – IFRS 9 – Financial Instruments

As discussed in Note 3.19 to the consolidated financial statements, the Company changed its method of accounting for accounts receivable from card issuers at fair value through other comprehensive income (“FVOCI”) in 2018 due to adoption of IFRS 9 – Financial Instruments.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United Stated) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.We believe that our audits provide a reasonable basis for our opinion.

/s/ ERNST & YOUNG Auditores Independentes S.S.

We have served as the Company’s auditor since 2016.

São Paulo, Brazil,

March 15, 2019

StoneCo Ltd.

Consolidated statement of financial position

As of December 31, 2018 and 2017

(In thousands of Brazilian Reais)

	Notes	2018	2017
Assets
Current assets
Cash and cash equivalents	6	297,929	641,952
Short-term investments	7	2,770,589	201,762
Accounts receivable from card issuers	8	9,244,608	5,078,430
Trade accounts receivable	9	44,616	23,120
Recoverable taxes	10	56,918	39,147
Prepaid expenses		15,066	10,391
Derivative financial instruments assets		1,195	-
Other accounts receivable		6,860	4,722
		12,437,781	5,999,524
Non-current assets
Receivables from related parties	19	8,095	9,078
Deferred tax assets	11	262,668	198,234
Other accounts receivable		8,507	3,446
Investment in associate		2,237	1,743
Property and equipment	12	266,273	189,631
Intangible assets	13	307,657	234,088
		855,437	636,220

Total assets		13,293,218	6,635,744

Liabilities and equity
Current liabilities
Accounts payable to clients	14	4,996,102	3,637,510
Trade accounts payable	15	117,836	53,238
Loans and financing	18	761,056	13,839
Obligations to FIDC senior quota holders	18	16,646	8,695
Labor and social security liabilities	16	96,732	35,959
Taxes payable	17	51,569	35,905
Derivative financial instruments liabilities		586	-
Other accounts payable		14,248	38,417
		6,054,775	3,823,563

Non-current liabilities
Loans and financing	18	1,395	3,032
Obligations to FIDC senior quota holders	18	2,057,925	2,056,331
Share-based payments	26	-	217,487
Deferred tax liabilities	11	80,223	52,268
Provision for contingencies	20	1,242	486
Other accounts payable		4,667	-
		2,145,452	2,329,604

Total liabilities		8,200,227	6,153,167

Equity	21
Issued capital		62	46
Capital reserve		5,351,873	967,749
Other comprehensive income		(56,334)	2,595
Accumulated losses		(202,276)	(503,018)
Equity attributable to owners of the parent		5,093,325	467,372
Non-controlling interests		(334)	15,205
Total equity		5,092,991	482,577

Total liabilities and equity		13,293,218	6,635,744

The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.

Consolidated statement of profit or loss and other comprehensive income

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais, unless otherwise stated)

	Notes	2018	2017	2016

Net revenue from transaction activities and other services	23	514,602	224,215	121,119
Net revenue from subscription services and equipment rental	23	213,679	104,952	54,686
Financial income	23	801,322	412,178	247,397
Other financial income	23	49,578	25,273	16,718

Total revenue and income		1,579,181	766,618	439,920

Cost of services		(323,039)	(224,109)	(133,187)
Administrative expenses		(252,852)	(174,601)	(106,107)
Selling expenses		(190,177)	(92,018)	(49,524)
Financial expenses, net		(301,065)	(237,094)	(244,676)
Other operating expenses, net		(69,264)	(134,151)	(55,706)
	24	(1,136,397)	(861,973)	(589,200)

Gain (loss) on investment in associates		(445)	(310)	59
Profit (loss) before income taxes		442,339	(95,665)	(149,221)

Current income tax and social contribution	11	(154,882)	(5,682)	(262)
Deferred income tax and social contribution	11	17,770	(3,622)	27,292
Net income (loss) for the year		305,227	(104,969)	(122,191)

Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods (net of tax):
Accounts receivable from card issuers at fair value through other comprehensive income		(13,969)	-	-
Gain on available-for-sale financial assets		-	2,595	-
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods (net of tax):
Net gain on equity instruments designated at fair value through other comprehensive income	7	954	-	-
Other comprehensive income (loss) for the year, net of tax		(13,015)	2,595	-

Total comprehensive income (loss) for the year, net of tax		292,212	(102,374)	(122,191)

Net income (loss) attributable to:
Owners of the parent		301,232	(108,731)	(119,827)
Non-controlling interests		3,995	3,762	(2,364)
		305,227	(104,969)	(122,191)

Total comprehensive income (loss) attributable to:
Owners of the parent		287,961	(106,136)	(119,827)
Non-controlling interests		4,251	3,762	(2,364)
		292,212	(102,374)	(122,191)
Earnings (loss) per share
Basic earnings (loss) per share for the year attributable to owners of the parent (in Brazilian Reais)	22	R$ 1.30	R$ (0.49)	R$ (0.61)
Diluted earnings (loss) per share for the year attributable to owners of the parent (in Brazilian Reais)	22	R$ 1.29	R$ (0.49)	R$ (0.61)

The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.

Consolidated statement of changes in equity

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais)

		Attributable to owners of the parent
			Capital reserve
	Notes	Issued capital	Additional paid-in capital	Transactions among shareholders	Other reserves	Total	Other comprehensive income	Accumulated losses	Total	Non- controlling interest	Total
Balance as of January 1, 2016		30	471,811	—	3,522	475,333	—	(274,460)	200,903	17,227	218,130

Capital increase	21/29	11	472,390	—	—	472,390	—	—	472,401	12,857	485,258
Share-based payments – Class C	21		—	—	10,842	10,842	—	—	10,842	—	10,842
Acquisition of non-controlling interest	29	—	—	(4,913)	—	(4,913)	—	—	(4,913)	116	(4,797)
Dilution of non-controlling interest	29	—	—	(30,282)	—	(30,282)	—	—	(30,282)	30,282	—
Loss for the year		—	—	—	—	—	—	(119,827)	(119,827)	(2,364)	(122,191)
Balance as of December 31, 2016		41	944,201	(35,195)	14,364	923,370	—	(394,287)	529,124	58,118	587,242

Capital increase	21/29	8	527,523	—	—	527,523	—	—	527,531	1,483	529,014
Repurchase of shares	21	(3)	(280,822)	—	—	(280,822)	—	—	(280,825)	—	(280,825)
Acquisition of non-controlling interest	29	—	—	(198,013)	—	(198,013)	—	—	(198,013)	(52,467)	(250,480)
Dilution of non-controlling interest	29	—	—	(4,309)	—	(4,309)	—	—	(4,309)	4,309	—
Loss for the year		—	—	—	—	—	—	(108,731)	(108,731)	3,762	(104,969)
Other comprehensive income for the year		—	—	—	—	—	2,595	—	2,595	—	2,595

Balance as of December 31, 2017		46	1,190,902	(237,517)	14,364	967,749	2,595	(503,018)	467,372	15,205	482,577
Adoption of new accounting standard (IFRS 9)	3.19	—	—	—	—	—	(45,658)	(490)	(46,148)	(1,146)	(47,294)

Balance as of January 1, 2018		46	1,190,902	(237,517)	14,364	967,749	(43,063)	(503,508)	421,224	14,059	435,283
Capital increase	21/29	16	4,302,919	—	—	4,302,919	—	—	4,302,935	1,992	4,304,927
Transaction costs	1.1	—	(75,774)	—	—	(75,774)	—	—	(75,774)	—	(75,774)
Repurchase and cancelation of shares	21	—	—	—	(142,440)	(142,440)	—	—	(142,440)	—	(142,440)
Issuance of shares for business acquisition	5.2	—	22,000		—	22,000	—	—	22,000	—	22,000
Reclassification of share-based payments liability to equity	26	—	—	—	217,487	217,487	—	—	217,487	—	217,487
Grant of share-based payments	26	—	—	—	46,091	46,091	—	—	46,091	—	46,091
Acquisition of non-controlling interest	29	—	—	13,841	—	13,841	—	—	13,841	(20,636)	(6,795)
Net income for the year		—	—	—	—	—	—	301,232	301,232	3,995	305,227
Other comprehensive income for the year		—	—	—	—	—	(13,271)	—	(13,271)	256	(13,015)

Balance as of December 31, 2018		62	5,440,047	(223,676)	135,502	5,351,873	(56,334)	(202,276)	5,093,325	(334)	5,092,991

The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.

Consolidated statement of cash flows

Years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais)

	Notes	2018	2017	2016
Operating activities
Net income (loss) for the year		305,227	(104,969)	(122,191)

Adjustments to reconcile net income (loss) for the year to net cash flows:
Depreciation and amortization	12/13	92,333	57,208	42,957
Deferred income tax expenses	11	(17,770)	3,622	(27,292)
Loss (gain) on investment in associates		445	310	59
Other financial costs and foreign exchange, net		126,756	71,920	(26,765)
Provision for contingencies	20	778	424	108
Share-based payments expense	26	46,091	138,937	53,059
Allowance for doubtful accounts	8/9	14,271	2,716	1,967
Impairment of intangible assets	13	4,764	-	-
Loss on disposal of property, equipment and intangible assets	30	10,712	5,461	1,139
Onerous contract		(415)	(5,650)	(4,020)
Fair value adjustment to derivatives		(609)	-	-
Remeasurement of previously held interest in subsidiary acquired	5	(21,441)	-	-
Others		-	2,068	1,087

Working capital adjustments:
Accounts receivable from card issuers		(3,990,395)	(1,774,348)	(1,461,281)
Receivables from related parties		3,986	(7,052)	(1,386)
Recoverable taxes		(98,695)	(33,709)	3,922
Prepaid expenses		(4,675)	(6,418)	(3,387)
Trade and other accounts receivable		(36,855)	(15,627)	(2,618)
Accounts payable to clients		570,132	210,251	982,513
Taxes payable		183,921	33,635	3,717
Labor and social security liabilities		59,069	15,892	(1,116)
Accounts payable to related parties		-	-	(691)
Provision for contingencies		(22)	(51)	(10)
Trade and other accounts payable		50,910	24,734	11,212
Interest paid		(141,447)	(47,501)	(7,348)
Interest income received, net of costs		514,788	147,444	63,074
Income tax paid		(87,442)	(3,246)	(113)

Net cash used in operating activities		(2,415,583)	(1,283,949)	(493,404)

Investing activities
Purchases of property and equipment	30	(140,887)	(140,982)	(31,621)
Purchases and development of intangible assets	13	(44,838)	(21,283)	(11,481)
Acquisition of subsidiary, net of cash acquired	5	(2,940)	-	7,377
Proceeds from (acquisition of) short-term investments, net		(2,557,312)	(145,517)	216,661
Proceeds from the disposal of non-current assets		13,421	9,028	9,758
Acquisition of interest in associates		(4,549)	(1,220)	(780)
Proceeds from the disposal of assets held for sale		-	300	-

Net cash used in investing activities		(2,737,105)	(299,674)	189,914

Financing activities
Proceeds from borrowings	18	746,909	-	950
Payment of borrowings		(3,665)	(11,655)	(96,469)
Proceeds from FIDC senior quota holders	18	10,000	2,053,273	-
Payment of finance leases	18	(14,296)	(12,983)	(9,355)
Capital increase, net of transaction costs	21/29	4,229,153	529,014	485,258
Repurchase of shares	21	(142,440)	(280,825)	-
Acquisition of non-controlling interests		(30,773)	(223,399)	(2,398)

Net cash provided by financing activities		4,794,888	2,053,425	377,986

Effect of foreign exchange on cash and cash equivalents		13,777	1,506	12,609
Change in cash and cash equivalents		(344,023)	471,306	87,107
Cash and cash equivalents at beginning of year	6	641,952	170,646	83,539

Cash and cash equivalents at end of year	6	297,929	641,952	170,646

The accompanying notes are an integral part of these consolidated financial statements.

StoneCo Ltd.

Notes to consolidated financial statements

December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais, unless otherwise stated)

1.	Operations

StoneCo Ltd. (the “Company”), formerly known as DLP Payments Holdings Ltd., is a Cayman Islands exempted company with limited liability, incorporated on March 11, 2014. The registered office of the Company is Harbour Place, 103 South Church Street in George Town, Grand Cayman. The Company’s principal executive office is located in the city of São Paulo, Brazil.

The Company is controlled by HR Holdings, LLC, which owns 54.5% of Class B common shares, whose ultimate parent is an investment fund owned by the co-founder individuals, VCK Investment Fund Limited SAC.

The Company and its subsidiaries (collectively, the “Group”) are principally engaged in providing financial technology solutions to clients and integrated partners to conduct electronic commerce seamlessly across in-store, online, and mobile channels, which include integration to cloud-based technology platforms, offering services for acceptance of various forms of electronic payment, automation of business processes at the point-of-sale and working capital solutions.

In December 2016, the Group launched an investment fund known as Fundo de Investimento em Direitos Creditórios (“FIDC”), TAPSO FIDC (“FIDC TAPSO”) in order to provide working capital solution to clients. In addition, in June 2017 and November 2017, the Group launched two additional FIDCs, FIDC Bancos Emissores de Cartão de Crédito—Stone (“FIDC AR 1”) and FIDC Bancos Emissores de Cartão de Crédito—Stone II (“FIDC AR 2”) in order to raise capital. A FIDC is legally an investment fund authorized by the Brazilian Monetary Council, and specifically designed as investment vehicle for investing in Brazilian credit receivables, such as credit card receivable.

On September 4, 2018, the Group acquired control of Equals S.A. (“Equals”), a subsidiary that provides reconciliation services of payment transactions to clients, in which the Group previously held significant influence through its interest of 30%. Information on the acquisition is provided in Note 5.

On October 14, 2018, the Company carried out a share split of 126:1 (one hundred twenty-six for one). As a result, the share capital represented by 1,757,558 shares was increased to 221,452,308 shares. The share split has been applied retrospectively to all figures in the historical financial statements regarding number of shares (Note 21) and per share data (Note 22) as if the share split had been in effect for all periods presented.

1.1.	Initial Public Offering and resulting transactions

On October 25, 2018, the Company completed its Initial Public Offering (“IPO”), offering 58,333,333 of its Class A common shares, of which 45,818,182 new shares were offered by the Company and the remaining 12,515,151 shares were offered by the selling shareholders, including the full exercise of the underwriters’ option to purchase 7,608,695 additional shares from the selling shareholders.

The initial offering price was US$ 24.00 per Class A common share, resulting in gross proceeds of US$ 1,103,822 thousand. The Company received net proceeds of US$ 1,060,544 thousand (or R$3,923,785), after deducting US$ 43,278 thousand in underwriting discounts and commissions. Additionally, the Company incurred in US$ 20,471 thousand (or R$ 75,774) regarding other offering expenses.

The shares offered and sold in the IPO were registered under the Securities Act of 1933, as amended, pursuant to the Company’s Registration Statement on Form F-1 (Registration No.333-227634), which was declared effective by the Securities and Exchange Commission on October 24, 2018. The common shares began trading on the Nasdaq Global Select Market (“NASDAQ-GS”) on October 25, 2018 under the symbol “STNE”.

Simultaneously with the IPO, the Company entered into an agreement to sell additional 4,166,666 new Class A common shares to a wholly-owned subsidiary of Ant Small and Micro Financial Services Group Co., Ltd., a company organized under the laws of the People’s Republic of China (“Ant Financial”), in a placement exempt from registration under the U.S. Securities Act of 1933, as amended. The price per share sold in this placement was the price per share to the public in the IPO, resulting in proceeds of US$ 100 million (or R$ 375,910).

In connection with the consummation of the IPO, the Co-Investment Shares granted to certain employees and represented by common shares in DLP Par Participações S.A. (“DLP Par”) were exchanged for Class A common shares through the execution of a contribution agreement entered into between the Company and each holder of awards under such plans, totaling 5,333,202 shares of the Company after the share split described above.

The Consolidated Financial Statements were approved at the Board of Directors’ meeting on March 15, 2019.

2.	Group information

2.1.	Subsidiaries

The consolidated financial statements of the Group include the following subsidiaries and structured entities:

			% Group’s equity interest
Entity name	Country of incorporation	Principal activities	2018	2017

DLP Capital LLC (“DLP Capital”)	USA	Holding company	100.00	100.00
DLP Par Participações S.A. (“DLP Par”)	Brazil	Employee trust	100.00	24.70
MPB Capital LLC (“MPB Capital”)	USA	Investment company	100.00	100.00
StoneCo Brasil Participações S.A. (“StoneCo Brasil”) (*)	Brazil	Holding company	100.00	97.58
Stone Pagamentos S.A. (“Stone”)	Brazil	Merchant acquiring	100.00	97.58
MNLT Soluções de Pagamentos S.A. (“MNLT”)	Brazil	Merchant acquiring	100.00	97.58
Pagar.me Pagamentos S.A. (“Pagar.me”)	Brazil	Merchant acquiring	100.00	97.58
Buy4 Processamento de Pagamentos S.A. (“Buy4”)	Brazil	Processing card transactions	99.99	97.57
Buy4 Sub LLC (“Buy4 LLC”)	USA	Cloud store card transactions	99.99	97.57
Cappta S.A. (“Cappta”)	Brazil	Electronic fund transfer	61.79	51.98
Mundipagg Tecnologia em Pagamento S.A. (“Mundipagg”)	Brazil	Technology services	99.70	97.29
Equals S.A. (“Equals”)	Brazil	Reconciliation services	100.00	29.27
Stone Franchising Ltda. (“Stone Franchising”)	Brazil	Franchising management	99.99	-
TAG Tecnologia para o Sistema Financeiro S.A. (“TAG”)	Brazil	Financial assets register	99.98	-
TAPSO FIDC (“TAPSO”) (Note 3.2)	Brazil	Receivables investment fund	100.00	97.58
FIDC AR1 (Note 3.2 / Note 19(a))	Brazil	Receivables investment fund	100.00	97.58
FIDC AR2 (Note 3.2 / Note 19(a))	Brazil	Receivables investment fund	100.00	97.58

(*) Formerly known as DLP Brasil Participações S.A.

On February 7, 2018, the Group established Stone Franchising, an unlisted company based in São Paulo, Brazil, to manage activities related to franchises, royalties and rights to use trademarks and image.

On July 17, 2018, the Group established TAG, an unlisted company based in São Paulo, Brazil, with the purpose of managing an electronic platform to register financial assets.

In connection with the consummation of the IPO, the Co-Investment Shares granted to certain employees and represented by common shares in DLP Par, equivalent to 47,996 shares of StoneCo Brasil, were exchanged for Class A common shares through the execution of a contribution agreement entered into between the Company and each holder of awards under such plans, totaling 5,333,202 shares of the Company after the share split described in Note 1 above. This resulted in the increase of Group’s interest in DLP Par, and consequently in StoneCo Brasil, to 100.00%.

2.2.	Associates

On June 21, 2018, the Group acquired a 27.06% interest in Linked Gourmet Soluções para Restaurantes S.A. (“Linked”) for R$ 2,366 fully paid by December 2018. Linked is an unlisted company based in São Paulo, Brazil, that develops software and services for the food service market. The Group also holds an option to acquire an additional interest, exercisable in the period from 2 to 3 years from the date of the initial acquisition, which would allow the Group to obtain control of Linked. Through this acquisition, the Group expects to obtain synergies in servicing its clients.

3.	Significant accounting policies

3.1.	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a historical cost basis, except for investments in equity instruments and accounts receivable from card issuers that have been measured at fair value. The consolidated financial statements are presented in Brazilian reais (“R$”), and all values are rounded to the nearest thousand (R$ 000), except when otherwise indicated.

3.2.	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries. Control is achieved when the Group:

•	has power over the investee (i.e., existing rights that give it the current ability to direct the relevant activities of the investee);

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power to affect its returns.

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Group has less than a majority of the voting or similar rights of an investee, the Group considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	the contractual arrangement(s) with the other vote holders of the investee;

•	rights arising from other contractual arrangements; and

•	the Group’s voting rights and potential voting rights.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Group gains control until the date the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the equity holders of the parent of the Group and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction, in the reserve for “Transactions among shareholders.”

Consolidation of a structured entity

A structured entity is an entity that has been designed such that voting or similar rights are not the dominant factor in deciding who controls the entity, such as when any voting rights relate to administrative tasks only and the relevant activities are directed by means of contractual arrangements.

In December 2016, the Group launched FIDC TAPSO to provide working capital solutions to clients. In June 2017 and November 2017, the Group launched FIDC AR1 and FIDC AR2, respectively, to raise funds through the issuance of quotas in order to fund the Group’s operations and prepayment activities.

Based on the contractual terms, the Group assessed that the FIDCs are structured entities under IFRS 10 and that the Group controls them. See Note 4(g) for further details.

3.3.	Segment information

In reviewing the operational performance of the Group and allocating resources, the chief operating decision maker of the Group (“CODM”), who is the Group’s Chief Executive Officer (“CEO”) and the Board of Directors (“BoD”), reviews selected items of the statement of profit or loss and other comprehensive income.

The CODM considers the whole Group as a single operating and reportable segment, monitoring operations, making decisions on fund allocation and evaluating performance based on a single operating segment. The CODM reviews relevant financial data on a combined basis for all subsidiaries and associates.

The Group’s revenue, results and assets for this one reportable segment can be determined by reference to the consolidated statement of profit or loss and other comprehensive income and consolidated statement of financial position.

3.4.	Foreign currency translation

The Group’s consolidated financial statements are presented in Brazilian reais (“R$”), which is the Company’s functional currency.

For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency. The functional currency for all of the Company’s subsidiaries is also the Brazilian reais.

Transactions in foreign currencies are initially recorded by the Group’s entities in Brazilian reais at the spot rate at the date the transaction first qualifies for recognition.

Monetary assets and liabilities denominated in foreign currencies are translated into Brazilian reais using the exchange rates prevailing at the reporting date. Exchange gains and losses arising from the settlement of transactions and from the translation of monetary assets and liabilities denominated in foreign currency are recognized in profit or loss for the year. These mostly arise from transactions carried out by clients with credit and debit cards issued by foreign card issuers, from the translation of the Group’s financial instruments denominated in foreign currencies and acquisition of POS equipment.

3.5.	Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

i)	Financial assets

Initial recognition and measurement

Financial assets are classified at initial recognition, and subsequently measured at amortized cost, fair value through other comprehensive income (“FVOCI”), or fair value through profit or loss (“FVPL”).

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. Except for trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus transactions costs, in the case of a financial asset not at FVPL. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15.

For a financial asset to be classified and measured at amortized cost or FVOCI, it needs to give rise to cash flows that are ‘solely payments of principal and interest (“SPPI”)’ on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level.

The Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Purchases or sales of financial assets that require delivery of assets within a time frame set by regulation or market practice (regular way trades) are recognized on the trade date, i.e., the date that the Group commits to purchase or sell the asset.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

•	Financial assets at amortized cost (debt instruments);

•	Financial assets at FVOCI with recycling of cumulative gains and losses (debt instruments);

•	Financial assets at FVOCI with no recycling of cumulative gains and losses upon derecognition (equity instruments); or

•	Financial assets at FVPL.

Financial assets at amortized cost (debt instruments)

This category is the most relevant to the Group. The Group measures financial assets at amortized cost if both of the following conditions are met:

•	The financial asset is held within a business model with the objective to hold the financial asset in order to collect contractual cash flows; and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest rate (“EIR”) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Group’s financial assets at amortized cost includes trade accounts receivable, other accounts receivable and loans to directors included under receivables from related parties.

Financial assets at FVOCI (debt instruments)

The Group measures debt instruments at FVOCI if both of the following conditions are met:

•	The financial asset is held within a business model with the objective of both holding to collect contractual cash flows and to sell; and

•	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

For debt instruments at FVOCI, interest income, foreign exchange revaluation and impairment losses or reversals are recognized in the statement of profit or loss and similarly to financial assets measured at amortized cost. The remaining fair value changes are recognized in OCI. Upon derecognition, the cumulative fair value change recognized in OCI is recycled to profit or loss.

The Group’s debt instruments at FVOCI includes accounts receivable from card issuers.

Financial assets designated at FVOCI (equity instruments)

Upon initial recognition, the Group can elect to classify irrevocably its equity investments as equity instruments designated at FVOCI when they meet the definition of equity under IAS 32 – Financial Instruments: Presentation and are not held for trading. The classification is determined on an instrument-by-instrument basis.

Gains and losses on these financial assets are never recycled to profit or loss. Dividends are recognized as other income in the statement of profit or loss when the right of payment has been established, except when the Group benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in OCI. Equity instruments designated at FVOCI are not subject to impairment assessment.

The Group elected to classify irrevocably its non-listed equity investments under this category, included in short-term investments.

Financial assets at FVPL

Financial assets at FVPL include financial assets held for trading, financial assets designated upon initial recognition at FVPL, or financial assets mandatorily required to be measured at fair value. Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at FVPL, irrespective of the business model. Notwithstanding the criteria for debt instruments to be classified at amortized cost or at FVOCI, as described above, debt instruments may be designated at FVPL on initial recognition if doing so eliminates, or significantly reduces, an accounting mismatch.

Financial assets at FVPL are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.

This category includes listed equity investments under short—term investments, which the Group had not irrevocably elected to classify at FVOCI. Dividends on listed equity investments are also recognized as other income in the statement of profit or loss when the right of payment has been established.

A derivative embedded in a hybrid contract, with a financial liability or non-financial host, is separated from the host and accounted for as a separate derivative if: the economic characteristics and risks are not closely related to the host; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the hybrid contract is not measured at FVPL. Embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss. Reassessment only occurs if there is either a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required or a reclassification of a financial asset out of the FVPL category.

A derivative embedded within a hybrid contract containing a financial asset host is not accounted for separately. The financial asset host together with the embedded derivative is required to be classified in its entirety as a financial asset at fair value through profit or loss.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Group’s consolidated statement of financial position) when:

•	The contractual rights to receive cash flows from the asset have expired; or

•	The Group has transferred its contractual rights to receive cash flows from the asset or has assumed a contractual obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Group has transferred substantially all the risks and rewards of the asset, or (b) the Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Group has transferred its contractual rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Impairment of financial assets

The Group recognizes an allowance for expected credit losses (“ECLs”) for all debt instruments not held at FVPL. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition or those already defaulted, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For trade receivables and contract assets, the Group applies a simplified approach in calculating ECLs. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

For debt instruments at FVOCI, the Group applies the low credit risk simplification. At every reporting date, the Group evaluates whether the debt instrument is considered to have low credit risk using all reasonable and supportable information that is available without undue cost or effort. In making that evaluation, the Group reassesses the internal credit rating of the debt instrument. In addition, the Group considers that there has been a significant increase in credit risk when contractual payments are more than 30 days past due.

The Group’s debt instruments at FVOCI comprise solely of accounts receivable from card issuers that are graded in the top investment category (Very Good and Good) by major rating agencies and, therefore, are considered to be low credit risk investments. It is the Group’s policy to measure ECLs on such instruments on a 12-month basis. However, when there has been a significant increase in credit risk since origination, the allowance will be based on the lifetime ECL. The Group uses the ratings from at least one major rating agency both to determine whether the debt instrument has significantly increased in credit risk and to estimate ECLs.

The Group considers a financial asset in default when contractual payments are 90 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

ii) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at FVPL, amortized cost or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of amortized cost, net of directly attributable transaction costs.

The Group’s financial liabilities include accounts payable to clients, trade and other accounts payables, loans and financing including bank overdrafts, and derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at FVPL

Financial liabilities at FVPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as at FVPL.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered by the Group that are not designated as hedging instruments in hedge relationships as defined by IFRS 9. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognized in the statement of profit or loss.

Financial liabilities designated upon initial recognition at FVPL are designated at the initial date of recognition, and only if the criteria in IFRS 9 are satisfied. The Group has designated its financial liability related to share-based payments as at FVPL.

Amortized cost

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by considering any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of profit or loss.

This category generally applies to interest-bearing loans and borrowings, including loans and financing and obligations to FIDC senior quota holders.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

Discount fee charged for the prepayment to clients of their installment receivables from us is measured by the difference between the original amount payable to the client, net of commissions and fees charged, and the prepaid amount. Financial income is recognized once the client has elected for the receivable to be prepaid.

Fair value of financial instruments

The fair value of financial instruments actively traded in organized financial markets is determined based on purchase prices quoted in the market at the close of business at the reporting date, without deducting transaction costs.

The fair value of financial instruments for which there is no active market is determined by using measurement techniques. These techniques may include the use of recent market transactions (on an arm’s length basis); reference to the current fair value of another similar instrument; analysis of discounted cash flows or other measurement models. See Note 27.

iii) Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

iv) Derivative financial instruments

From time to time, the Group uses derivative financial instruments, such as non-deliverable forward currency contracts to hedge its foreign currency risks. Derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered and are subsequently remeasured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Any gains or losses arising from changes in the fair value of derivatives are taken directly to profit or loss.

The Group does not apply hedge accounting for its derivative financial instruments.

3.6.	Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. In the event that fulfillment of the arrangement is dependent on the use of specific assets or the arrangement transfers a right to use the asset, such assets are defined as a lease transaction.

Group as lessee

A lease is classified at the inception date as a finance lease or an operating lease. Leases that transfer substantially all risks and benefits of ownership of the leased item to the lessee are classified as finance leases.

Finance leases are capitalized at the commencement of the lease at the lower of the inception date fair value of the leased asset and the present value of the minimum lease payments. The discount rate used in calculating the present value of the minimum lease payments is the interest rate implicit in the lease, if this is practicable to determine, if not, the lessee’s incremental borrowing rate shall be vised. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. A leased asset is depreciated over the shorter of the estimated useful life of the asset or the lease term.

An operating lease is a lease other than a finance lease. Operating lease payments are recognized as an operating expense in the statement of profit or loss on a straight-line basis over the lease term.

Group as lessor

Leases in which the Group does not transfer substantially all the risks and rewards of ownership of an asset are classified as operating leases. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

The Group has cancelable month-to-month lease contracts related to electronic transaction capture equipment to third parties (clients). The leased assets are included in “Property and equipment” in the consolidated statement of financial position and are depreciated over their expected useful lives. Income from operating leases (net of any incentives given to the lessee) is recognized on a straight-line basis over the lease term in net revenue from subscription services and equipment rental.

3.7.	Property and equipment

All property and equipment are stated at historical cost less accumulated depreciation and impairment. Historical cost includes expenditures that are directly attributable to the acquisition of the items and, if applicable, net of tax credits. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item is material and can be measured reliably. All other repairs and maintenance expenditures are charged to profit or loss during the period in which they are incurred. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Estimated useful lives (years)
Pin Pads & POS	3
IT equipment and facilities	5-10
Leasehold improvements	3-5
Furniture and fixtures	10
Telephony equipment	5
Vehicles	5

Leasehold improvements are amortized using the straight-line method, over the shorter of the estimated useful life of the improvement or the remaining term of the lease.

Assets’ residual values, useful lives and methods of depreciation are reviewed, at each reporting date and adjusted prospectively, if appropriate. An asset’s carrying amount is written down immediately to its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use, if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals or derecognition are determined by comparing the disposal proceeds (if any) with the carrying amount and are recognized in profit or loss.

3.8.	Intangible assets, other than goodwill

i)	Software and development costs

Certain direct development costs associated with internally developed software and software enhancements of the Group’s technology platform is capitalized. Capitalized costs, which occur post determination by management of technical feasibility, include external services and internal payroll costs. These costs are recorded as intangible assets when development is complete and the asset is ready for use, and are amortized on a straight-line basis, generally over a period of five years. Research and pre-feasibility development costs, as well as maintenance and training costs, are expensed as incurred. In certain circumstances, management may determine that previously developed software and its related expense no longer meets management’s definition of feasible, which could then result in the impairment of such asset.

ii)	Other intangible assets

Separately acquired intangible assets are measured at cost on initial recognition. The cost of intangible assets acquired in a business combination corresponds to their fair value at the acquisition date. After initial recognition, intangible assets are stated at cost, less any accumulated amortization and accumulated impairment losses. Internally generated intangible assets other than (i) above, are not capitalized and the related expenditure is reflected in profit or loss in the period in which the expenditure is incurred.

The useful life of intangible assets is assessed as finite or indefinite. As of December 31, 2018 and 2017, the Group does not hold indefinite life intangible assets, except for goodwill.

Intangible assets with finite useful lives are amortized over their estimated useful lives and tested for impairment whenever there is an indication that their carrying amount may be not be recovered. The period and method of amortization for intangible assets with finite lives are reviewed at least at the end of each fiscal year or when there are indicators of impairment. Changes in estimated useful lives or expected consumption of future economic benefits embodied in the assets are considered to modify the amortization period or method, as appropriate, and treated as changes in accounting estimates.

The amortization of intangible assets with definite lives is recognized in profit or loss in the expense category consistent with the use of intangible assets. The useful lives of the intangible assets are shown below:

Estimate useful life (years)
Software	5
Customer relationships	10
Trademarks and patents	1-2

Gains and losses resulting from the disposal or derecognition of intangible assets are measured as the difference between the net disposal proceeds (if any) and their carrying amount and are recognized in profit or loss.

3.9.	Impairment of non-financial assets

The Group assesses, at each reporting date, whether there is any indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or Cash Generating Unit’s (CGU’s) fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In determining fair value less costs of disposal, recent market transactions are considered. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Impairment losses of continuing operations are recognized in the statement of profit or loss in expense categories consistent with the function of the impaired asset.

i)	Goodwill

Goodwill is monitored by management at the level of the cash-generating units (CGU). Given the interdependency of cash flows and the merger of business practices, all Group’s entities are considered a single CGU and, therefore, goodwill impairment test is performed at the single operating segment level.

The Group tests whether goodwill has suffered any impairment on an annual basis at December 31 and when circumstances indicate that the value may be impaired. See Note 13 for a discussion of the model and key assumptions.

ii)	Other non-financial assets

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognized impairment losses no longer exist or have decreased. If such indication exists, the Group estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of profit or loss unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

3.10.	Provisions

Provisions for legal claims (labor, civil and tax) are recognized when (i) the Group has a present obligation (legal or constructive) as a result of a past event; (ii) it is probable that an outflow of resources will be required to settle the obligation; and (iii) the amount has been reliably estimated.

If there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as financial expenses, net.

Where the Group expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain.

3.11.	Prepaid expenses

Prepaid expenses are recognized as an asset in the statement of financial position. These expenditures includes prepaid software licenses, certain consulting services and insurance premiums.

3.12.	Taxes

Current income and social contribution taxes

Income taxes are comprised of Corporate Income Tax (IRPJ) and Social Contribution (CSLL) on income on the Group’s Brazilian entities. According to Brazilian tax law, income taxes and social contribution are assessed and paid by each legal entity and not on a consolidated basis.

Current tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income. The Brazilian entities of the Group record a monthly provision for income tax (25%) and Social Contribution (9%), on an accrual basis, paying taxes based on the monthly estimate.

Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Cayman Islands laws currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty or withholding tax applicable to the Company or to any holder of ordinary shares.

Deferred income and social contribution taxes

Deferred income tax and social contribution are recognized, using the liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred taxes are not accounted for if they arise from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Deferred tax assets are recognized only to the extent it is probable that future taxable profit will be available against which the temporary differences and/or tax losses can be utilized. In accordance with the Brazilian tax legislation, loss carryforwards can be used to offset up to 30% of taxable profit for the year and do not expire.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, except for a deferred tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets and liabilities are presented net in the statement of financial position when there is a legally enforceable right and the intention to offset them upon the calculation of current taxes, generally when related to the same legal entity and the same jurisdiction. Accordingly, deferred tax assets and liabilities in different entities or in different countries are generally presented separately, and not on a net basis.

Sales taxes

Revenues, expenses and assets are recognized net of sales tax, except:

•	When the sales taxes incurred on the purchase of goods or services are not recoverable from tax authorities, in which case the sales tax is recognized as part of the cost of acquiring the asset or expense item, as applicable;

•	When the amounts receivable or payable are stated with the amount of sales taxes included.

The net amount of sales taxes, recoverable or payable to the tax authority, is included as part of receivables or payables in the statement of financial position, and net of corresponding revenue or cost / expense, in the statement of profit or loss.

Sales revenues in Brazil are subject to taxes and contributions, at the following statutory rates:

Rate
	Transaction activities and other services	Subscription services and equipment rental	Financial income
Contribution on gross revenue for social integration program (PIS) (a)	1.65%	1.65%	0.65%
Contribution on gross revenue for social security financing (COFINS) (a)	7.60%	7.60%	4.00%
Taxes on service (ISS) (b)	2.00%	—	—
Social security levied on gross revenue (INSS) (c)	4.50%	—	—

(a)	PIS and COFINS are contributions levied by the Brazilian Federal government on gross revenues. These amounts are invoiced to and collected from the Group’s customers and recognized as deductions to gross revenue (Note 23) against tax liabilities, as we are acting as tax withholding agents on behalf of the tax authorities. PIS and COFINS paid on certain purchases may be claimed back as tax credits to offset PIS and COFINS payable. These amounts are recognized as Recoverable taxes (Note 10) and are offset on a monthly basis against Taxes payable and presented net, as the amounts are due to the same tax authority.

(b)	ISS is a tax levied by municipalities on revenues from the provision of services. ISS tax is added to amounts invoiced to the Group’s customers for the services the Group renders. These are recognized as deductions to gross revenue (Note 23) against tax liabilities, as the Group acts as agent collecting these taxes on behalf of municipal governments. The rates may vary from 2.00% to 5.00%. The ISS stated in the table is applicable to the city of São Paulo and refers to the rate most commonly levied on the Group’s operations.

(c)	INSS is a social security charge levied on wages paid to employees. The subsidiaries Buy4, Equals and Mundipagg pay INSS at a rate of 4.50% on gross revenue due to the benefits this regime offers compared with social security tax on payroll.

In addition, please see Note 10 for information in relation to contribution over revenue (PIS/COFINS) paid in the prior periods and recovered subsequently.

Tax on purchases

Taxes paid on purchase of goods and services can normally be recovered as tax credits, at the following statutory rates:

Rate
Contribution on gross revenue for social integration program (PIS)	1.65%
Contribution on gross revenue for social security financing (COFINS)	7.60%

3.13.	Revenue and income

Revenue is recognized when the Group has transferred control of the goods or services to the clients, in an amount that reflects the consideration the Group expects to collect in exchange for those goods or services. The Group applies the following five steps:

1. Identification of the contract with a client

2. Identification of the performance obligations in the contract

3. Determination of the transaction price

4. Allocation of the transaction price to the performance obligations in the contract

5. Recognition of revenue when or as the entity satisfies a performance obligation

Revenue is recognized net of taxes collected from clients, which are subsequently remitted to governmental authorities.

The Group recognizes revenues from:

(a)	Transaction activities and other services

The Group’s core performance obligations are to provide electronic payment processing services including the capture, transmission, processing and settlement of transactions carried out using credit, debit and meal cards, as well as fees for other services. The Group’s promise to its clients is to perform an unknown or unspecified quantity of tasks and the consideration received is contingent upon the clients’ use (i.e., number of payment transactions processed, number of cards on file, etc.); as such, the total transaction price is variable. The Group allocates the variable fees charged to the day in which it has the contractual right to bill its clients.

Revenue from transaction activities is recognized net of interchange fees retained by card issuers and assessment fees paid to payment scheme networks, which are pass-through charges collected on their behalf, as the Group does not bear the significant risks and rewards of the authorization, processing and settlement services provided by the payment scheme networks and card issuers.

The Group is an agent in the authorization, processing and settlement of payment transactions as it does not bear the significant risks and rewards of those services as follows:

•	The Group facilitates the acquisition of payment information and management of the client relationship, it is not primarily responsible for the authorization, processing and settlement services performed by payment schemes networks and card issuers;

•	The Group has no latitude to establish the assessment and interchange fees, which are set by the payment scheme networks. The Group generally has the right to increase its client discount rate to protect its net commission when interchange and assessment fees are increased by payment schemes networks;

•	The Group does not collect the interchange fee that is retained by the card issuer and effectively acts as a clearing house in collecting and remitting assessment fees and payment settlements on behalf of payment scheme networks and clients; and

•	The Group does not bear credit risk of the cardholder (i.e., the client’s customer). It does bear credit risk from the card issuer for the payment settlement and assessment fees. Card issuers are qualified by the payment scheme networks and are generally high credit quality financial institutions. Receivables can be considered to be collateralized by the cardholder’s invoice settlement proceeds. As such, the Group’s exposure to credit risk is generally low.

(b)	Subscription services and Equipment rental

The Group provides (i) subscription services, such as reconciliation solutions and business automatization solutions, and (ii) operating leases of electronic capture equipment to clients, net of withholding taxes.

The Group’s subscription services generally consist of services sold as part of a new or existing agreement or sold as a separate service. The Group’s subscription services may or may not be considered distinct based on the nature of the services being provided. Subscription service fees are charged as a fixed monthly fee, and the related revenue is recognized over time as control is transferred to the client, either as the subscription services are performed or as the services from a combined performance obligation are transferred to the client (over the term of the related transaction and processing agreement).

The Group accounts for equipment rental as a separate performance obligation and recognizes the revenue at its standalone selling price, considering that rental is charged as a fixed monthly fee. Revenue is recognized within net revenue on a straight-line basis over the contractual lease term, beginning when the client obtains control of the equipment lease. The Group does not manufacture equipment, but purchases equipment from third-party vendors and holds the hardware in property & equipment until leased to a customer.

Contracts with Multiple Performance Obligations

The Group’s contracts with its clients can consist of multiple performance obligations and the Group accounts for individual performance obligations separately if they are distinct. When equipment or services are bundled in an agreement with a client, the components are separated using the relative stand-alone selling price of the components which is based on the Group’s customary pricing for each element in separate transactions or expected cost plus a margin. In limited situations, the relative stand-alone selling price for an element that cannot be assessed on one of the previous basis, revenue is first allocated to the element where relative stand-alone selling price has been established and the residual amount would be allocated to the element with no relative stand-alone selling price.

(c)	Financial income

Comprised of discount fees charged for the prepayment to clients of their installment receivables from us. The discount is measured by the difference between the original amount payable to the client, net of commissions and fees charged, and the prepaid amount. Revenue is recognized once the client has elected for the receivable to be prepaid.

(d)	Other financial income

Mainly comprised of interest generated by bank savings accounts and by deposits with Brazilian courts for judicial deposits.

3.14.	Financial expenses, net

Financial expenses, net, includes costs on the sale of receivables to banks and interest expense on borrowings, interest to fund senior quota holders, foreign currency gains and losses on cash balances denominated in foreign currencies, bank service fees and gains and losses on derivative foreign currency swaps.

3.15.	Employee benefits

i)	Short-term obligations

Liabilities in connection with short-term employee benefits are measured on a non-discounted basis and are expensed as the related service is provided.

The liability is recognized for the expected amount to be paid under the plans of cash bonus or short-term profit sharing if the Group has a legal or constructive obligation of paying this amount due to past service provided by employees and the obligation may be reliably estimated.

ii)	Share-based payments

The Group has equity settled and cash settled share-based payment plans, under which the management commits shares or optional cash amounts based on the price or value of shares to employees and non-employees in exchange for services.

Equity settled transactions

The cost of equity-settled transactions with employees is measured using their fair value at the date they are granted. The cost is expensed together with a corresponding increase in equity over the service period or on the grant date when the grant relates to past services.

Cash settled transactions

The Group classifies cash settled share-based payment transactions with employees and non-employees within liabilities and initially measures the cost of the services received based on the fair value of the liability. This liability is remeasured at the end of each reporting period up to the date of settlement, such that the liability ultimately is measured at the fair value of the liability on the date of settlement.

The significant judgments, estimates and assumptions regarding share-based payments are described further in Note 4(b). Activity relating to share-based payments is discussed further in Note 26.

iii)	Profit-sharing and bonus plans

The Group recognizes a liability and an expense for bonuses and profit-sharing based on a formula that takes into consideration the profit attributable to the company’s shareholders after certain adjustments. The Group recognizes a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

3.16.	Current and non-current classification

The Group presents assets and liabilities in the statement of financial position based on a current / non-current classification. An asset is current when it is expected to be realized or intended to be sold or consumed in the normal operating cycle:

•	held primarily for the purpose of trading;

•	expected to be realized within twelve months after the reporting period; or

•	is a cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current.

A liability is current when it is:

•	expected to be settled in the normal operating cycle;

•	held primarily for the purpose of trading;

•	due to be settled within twelve months after the reporting period; or

•	there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Group classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

3.17.	Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, including assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Group elects whether to measure non-controlling interests in the acquiree at fair value or on the basis of its proportionate share in the identifiable net assets of the acquiree. Costs directly attributable to the acquisition are expensed as incurred.

The assets acquired and liabilities assumed are measured at fair value, classified and allocated according to the contractual terms, economic circumstances and relevant conditions as at the acquisition date.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value on acquisition date. Subsequent changes in the fair value of the contingent consideration treated as an asset or liability should be recognized in profit or loss.

Goodwill is measured as the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the fair value of net assets acquired. If the fair value of net assets acquired is in excess of the aggregate consideration transferred, the Group re-assesses whether it has correctly identified all assets acquired and all liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss. After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment at least annually at December 31 or whenever there is an indication that it may be impaired.

Impairment losses relating to goodwill are not reversed in future periods.

3.18.	Investment in associates

An associate is an entity over which the Group has significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee, but is not control or joint control over those policies.

The considerations made in determining significant influence or joint control are similar to those necessary to determine control over subsidiaries. The Group’s investments in its associate and joint venture are accounted for using the equity method.

Under the equity method, the investment in an associate or a joint venture is initially recognized at cost. The carrying amount of the investment is adjusted to recognize changes in the Group’s share of net assets of the associate since the acquisition date. Goodwill relating to the associate is included in the carrying amount of the investment and is not tested for impairment separately.

None of the investments in associates presented significant restrictions on transferring resources in the form of cash dividends or repayment of obligations, during the periods reported.

3.19.	New and amended standards and interpretations

i)	New and amended standards and interpretations adopted

The Group applied IFRS 15 – Revenue from Contracts with Customers and IFRS 9 – Financial Instruments for the first time on January 1, 2018. The nature and effect of the changes as a result of adoption of these new standards are described below.

Some other amendments and interpretations apply for the first time in 2018, but do not have an impact on the consolidated financial statements of the Group. The Group decided not to early adopt any other standard, interpretation or amendments that had been issued but are not yet effective.

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 establishes a five-step model to account for revenues from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer. IFRS 15 supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue and related interpretations, and it applies to all revenue arising from contracts with customers, unless those contracts are in the scope of other standards.

The Group adopted IFRS 15 on its effective date, January 1, 2018, using the modified retrospective approach, and there was no impact on the Group’s consolidated financial statements, except for the required additional disclosures.

IFRS 9 – Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments, which supersedes IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 brings together all three aspects of the accounting for financial instruments project: classification and measurement, impairment and hedge accounting.

The Group applied IFRS 9 prospectively on January 1, 2018. The Group has not restated comparative information, which continues to be reported under IAS 39. The effects of adopting IFRS 9 have been recognized directly in retained earnings and in other comprehensive income in equity.

a)	Classification and measurement

Under IFRS 9, the Group classifies its accounts receivable from card issuers at FVOCI given the fact that they are held to collect contractual cash flows and to sell. Such receivables were previously measured at amortized cost under IAS 39. Accordingly, changes in fair value are recognized in other comprehensive income, except for the recognition of impairment gains or losses, interest income, gains and losses on de-recognition, and foreign exchange gains and losses, which are recognized in profit or loss.

Trade accounts receivable are held to collect contractual cash flows and give rise to cash flows that are solely payments of principal and interest. As such, the Group’s trade accounts receivable continue to be measured at amortized cost.

The effect of applying the classification and measurement principles of IFRS 9 to the opening balance resulted in a reduction of R$ 70,896 in accounts receivable from card issuers as a result of re-measurement to fair value at January 1, 2018, with a corresponding adjustment of R$ 46,791 to equity, net of deferred income taxes of R$ 24,105.

The table below shows financial instruments under their previous classification in accordance with IAS 39 and their new measurement categories in accordance with IFRS 9.

			At January 1, 2018
			IFRS 9 measurement category
IAS 39 measurement category	At December 31, 2017	Re- measurement	Amortized cost	FVPL	FVOCI
Loans and receivables
Accounts receivable from card issuers	5,078,430	(70,896)	-	-	5,007,534
Trade accounts receivable	23,120	(760)	22,360	-	-
Other accounts receivable	8,168		8,168	-	-
Fair value through profit or loss
Short-term investments	157,238	-	-	157,238	-
Available-for-sale
Short-term investments	44,524	-	-	36,960	7,564

Total financial assets	5,311,480	(71,656)	30,528	194,198	5,015,098
Amortized cost
Accounts payable to clients	3,637,510	-	3,637,510	-	-
Trade accounts payable	53,238	-	53,238	-	-
Loans and financing	16,871	-	16,871	-	-
Obligations to FIDC senior quota holders	2,065,026	-	2,065,026	-	-
Other accounts payable	38,417	-	38,417	-	-

Total financial liabilities	5,811,062	-	5,811,062	-	-

b)	Impairment

IFRS 9 requires the Group to record expected credit losses on debt securities, loans and trade accounts receivable, for 12 months or on a lifetime basis. The Group has undertaken an analysis of the impact of adopting the expected credit loss model. Based on the history of defaults as well as the expected nature and level of risk associated with loans and receivables, at December 31, 2017, an increase of R$ 760 to the provision for losses on trade accounts receivable was recorded, with a corresponding adjustment of R$ 502 to the opening equity, net of deferred income tax asset of R$ 257.

c)	Effects of changes from initial adoption

The effect of the initial adoption of IFRS 9 is as follows:

	Attributable to owners of the parent
	Other components of equity	Other comprehensive income	Accumulated losses	Total	Non- controlling interest	Total Equity
Balance as of December 31, 2017	967,795	2,595	(503,018)	467,372	15,205	482,577
Re-measurement of assets categorized at FVOCI (a)	-	(69,178)	-	(69,178)	(1,718)	(70,896)
Provision for losses in trade accounts receivable (b)	-		(742)	(742)	(18)	(760)
Deferred tax asset	-	23,520	252	23,772	590	24,362
Net effect of adjustments for initial adoption	-	(45,658)	(490)	(46,148)	(1,146)	(47,294)

Balance as of January 1, 2018 after initial adoption	967,795	(43,063)	(503,508)	421,224	14,059	435,283

IFRS 2 Classification and Measurement of Share-based Payment Transactions—Amendments to IFRS 2

The IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash settled to equity settled. The adoption date of these amendments is January 1, 2018. On adoption, entities are required to apply the amendments without restating prior periods, but retrospective application is permitted if elected for all three amendments and other criteria are met. The Group’s accounting policy for cash-settled share based payments is consistent with the approach clarified in the amendments. In addition, the Group has no share-based payment transaction with net settlement features for withholding tax obligations and had not made any modifications to the terms and conditions of its share-based payment transaction. Therefore, these amendments did not affect the previous plans and was adopted at inception of the share-based payments transactions of the period.

ii)	New accounting standards not yet adopted

The new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Group’s financial statements are disclosed below. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

IFRS 16 – Leases

IFRS 16 was issued in January 2016 and supersedes IAS 17 – Leases, IFRIC 4 – Determining whether an Arrangement contains a Lease, SIC-15 – Operating Leases-Incentives and SIC-27 – Evaluating the Substance of Transactions Involving the Legal Form of a Lease. IFRS 16 establishes the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single model in the statement of financial position, similar to the recognition of finance leases under IAS 17. On the commencement date of the lease agreement, the lessee will recognize a lease payment liability (i.e. a lease liability) and an asset that represents the right to use the underlying asset during the lease term. The lessee will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset.

The standard includes two recognition exemptions for lessees – leases of ‘low-value’ assets (e.g., personal computers) and short-term leases (i.e., leases with a lease term of 12 months or less).

Lessees will be also required to remeasure the lease liability upon the occurrence of certain events (e.g., a change in the lease term, a change in future lease payments resulting from a change in an index or rate used to determine those payments). The lessee will generally recognize the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset.

Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases.

The Group will apply the standard from its mandatory adoption date of January 1, 2019. The Group intends to apply the simplified transition approach and will not restate comparative amounts for the year prior to first adoption. Right-of-use assets will be measured at the amount of the lease liability on adoption (adjusted for any prepaid or accrued lease expenses).

The Group will elect to use the exemptions proposed by the standard on lease contracts for which the lease terms ends within 12 months as of the date of initial application, and lease contracts for which the underlying asset is of below US$ 5,000.

As at the reporting date, the Group has non-cancellable operating lease commitments of R$ 44, 414. See Note 28.

The Group expects to recognize lease liabilities of approximately R$ 40,000 on January 1, 2019 and right-of-use assets in the same amount.

IFRIC 23 – Uncertainty over Income tax treatments

On June 7, 2017, the IFRS Interpretations Committee (“IFRS IC”) issued IFRIC 23, which clarifies how the recognition and measurement requirements of IAS 12 ‘Income taxes’, are applied where there is uncertainty over income tax treatments.

The IFRS IC had clarified previously that IAS 12, not IAS 37 ‘Provisions, contingent liabilities and contingent assets’, applies to accounting for uncertain income tax treatments. IFRIC 23 explains how to recognize and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment.

The Group will adopt IFRIC 23 on its effective date, January 1, 2019, using the simplified retrospective approach, and do not expect to have any impact on the Group’s consolidated financial statements.

Amendments to IFRS 9: Prepayment Features with Negative Compensation

The IASB (‘Board’) has issued a narrow-scope amendment to IFRS 9 to enable companies to measure at amortized cost some prepayable financial assets with negative compensation. The assets affected, that include some loans and debt securities, would otherwise have been measured at FVPL.

Negative compensation arises where the contractual terms permit the borrower to prepay the instrument before its contractual maturity, but the prepayment amount could be less than unpaid amounts of principal and interest. However, to qualify for amortized cost measurement, the negative compensation must be “reasonable compensation for early termination of the contract”. The Group concluded there was no impact of this amendment to IFRS 9 on the Group’s consolidated financial statements.

4.	Significant judgments, estimates and assumptions

The preparation of the financial statements of the Company and its subsidiaries requires management to make judgments and estimates and to adopt assumptions that affect the amounts presented referring to revenues, expenses, assets and liabilities at the financial statement date.

Significant assumptions about sources of uncertainty in future estimates and other significant sources at the reporting date that pose a significant risk of causing a material adjustment to the book value of assets and liabilities in the next fiscal year are described below:

(a)	Provision for expected credit losses of accounts receivable from card issuers and trade accounts receivable

The Group uses a provision matrix to calculate ECLs for accounts receivable from card issuers and trade accounts receivable. The provision rates are based on days past due for groupings of various clients segments that have similar loss patterns (i.e., by geography, product type, customer type and rating, and coverage by letters of credit and other forms of credit insurance).

The provision matrix is initially based on the Group’s historical observed default rates. The Group calibrates the matrix to adjust the historical credit loss experience with forward-looking information every year. For instance, if forecast economic conditions (i.e., gross domestic product) are expected to deteriorate over the next year which can lead to an increased number of defaults, the historical default rates are adjusted. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed.

The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions.

The Group’s historical credit loss experience and forecast of economic conditions may also not be representative of client’s actual default in the future. The information about the ECLs on the Group’s accounts receivable from card issuers and trade accounts receivable are disclosed in Notes 8 and 9 respectively.

(b)	Property and equipment and intangible assets useful lives

Property and equipment and intangible assets include the preparation of estimates to determine the useful life for depreciation and amortization purposes. Useful life determination requires estimates in relation to the expected technological advances and alternative uses of assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and nature of future technological advances are difficult to predict.

In December 2018, the Group reviewed the useful lives of its Property and Equipment and verified that due to technology improvements and use, Pin Pads and POSs should depreciate faster than initially established. Therefore, the Group adjusted the useful life of this group of assets from 5 to 3 years. There is no evidence that indicated that other useful lives should be revised.

Based on past events and future expectations, the Group identified that Pin Pads and POSs have a residual value at the end of their estimated useful life of 30% of the initial cost. The Group identified that there is an active market and therefore, deducted the residual value of the initial cost of this group of assets to determine its depreciable cost.

The Group concluded that no additional change on the straight-line depreciation method or estimates was deemed necessary.

The effect of the change in the useful life mentioned above were treated in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors as required by IAS 16 Property, Plant and Equipment which resulted in an increase of R$ 4,602 in the depreciation expense in the current year.

(c)	Share-based payments

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model and underlying assumptions, which depends on the terms and conditions of the grant and the information available at the grant date.

The Group uses certain methodologies to estimate fair value which include the following:

•	estimation of fair value based on equity transactions with third parties close to the grant date;

•	other valuation techniques including option pricing models such as Black-Scholes.

These estimates also require determination of the most appropriate inputs to the valuation models including assumptions regarding the expected life of a share option or appreciation right, expected volatility of the price of the Group’s shares and expected dividend yield.

(d)	Impairment of non-financial assets

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. Intangible assets with indefinite useful lives and goodwill are tested for impairment annually at the level of the CGU, as appropriate, and when circumstances indicate that the carrying value may be impaired. Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use.

Technological obsolescence, suspension of certain services and other changes in circumstances that demonstrate the need for recording a possible impairment are also regarded in estimates.

(e)	Deferred income tax and social contribution

Deferred tax assets are recognized for all unused tax losses to the extent that sufficient taxable profit will likely be available to allow the use of such losses. Significant judgment from management is required to determine the amount of deferred tax assets that can be recognized, based on the likely timing and level of future taxable profits, together with future tax planning strategies.

(f)	Provisions for contingencies

Provisions for the judicial and administrative proceedings are recorded when the risk of loss of administrative or judicial proceeding is considered probable and the amounts can be reliably measured, based on the nature, complexity and history of lawsuits and the opinion of legal counsel internal and external.

Provisions are made when the risk of loss of judicial or administrative proceedings is assessed as probable and the amounts involved can be measured with sufficient accuracy, based on best available information. They are fully or partially reversed when the obligations cease to exist or are reduced. Given the uncertainties arising from the proceedings, it is not practicable to determine the timing of any outflow (cash disbursement).

(g)	Provision for antifraud losses

A provision is recorded based on the estimated losses related to warranties provided by the Group in relation to the antifraud product sold to clients, under which the Group assumes the risk of losses related to any chargeback occurring within 120 days following the transaction date.

Management estimates the related provision for future losses based on historical losses information, as well as recent trends that might suggest that past cost information may differ from future losses. The assumptions made in relation to the current year are consistent with those in the prior year. Factors that could impact the estimated loss information include the success of the Group’s fraud prevention initiatives. As of December 31, 2018, this provision had a carrying amount of R$ 2,861 (2017—R$ 1,317).

(h)	Consolidation of structured entities

The Group considers the FIDC AR1, FIDC AR2 and TAPSO to be structured entities as defined by IFRS 10. The Group holds all subordinated quotas issued by the FIDCs AR, representing approximately 10% of the total outstanding quotas and TAPSO representing approximately 99%, while third-party partners hold all senior quotas, representing approximately 90% of the total outstanding quotas of FIDCs AR and 1% of TAPSO.

The bylaws of these FIDCs were established by us at their inception, and grant us significant decision-making authority over these entities, such as the right to determine which credits rights are eligible to be acquired by these FIDCs. In addition, senior quota holders receive a remuneration every six months and the senior quotas must be fully redeemed by us at the end of the third annual period. As sole holders of the subordinated quotas, the Group is entitled to the full residual value of the entities, if any, and thus the Group has the rights to their variable returns.

In accordance with IFRS 10, the Group concluded it controls FIDC AR1, FIDC AR2 and TAPSO and, therefore, they are consolidated in the Group’s financial statements. The senior quotas are accounted for as a financial liability under “Obligations to FIDC senior quota holders” and the remuneration paid to senior quota holders is recorded as interest expense. See Note 18(a) for further details.

5.	Business combinations

5.1.	Acquisition of MNLT Soluções de Pagamentos S.A. (“MNLT”) formerly known as Elavon do Brasil S.A. (“EdB”)

On April 22, 2016, Stone acquired 100% of the shares of MNLT. MNLT is a payment solution company formed in 2011 as a joint venture among Elavon Inc., USB Americas Holding Company and Banco Citibank S.A.

MNLT’s activities are to accredit clients, which includes the provision of capture, routing, processing and settlement services for credit and debit card transactions, as well as related services. The objective of the acquisition was to enable the Group to expand in the Brazilian payments market and increase access to clients and business partners in the industry.

(i)	Fair value measurement

The fair value of identifiable assets and liabilities of MNLT on the acquisition date was as follows:

Fair value recognized on acquisition
Assets
Cash and cash equivalents	7,377
Accounts receivable	1,210,373
Other receivables	21,065
Property and equipment (Note 12)	63,218
Intangible assets—Customer relationship (Note 13)	93,442
Intangible assets—Trademark use right (Note 13)	12,491
Other intangible assets (Note 13)	13,573
Deferred tax asset	160,738

1,582,277
Liabilities
Accounts payable	(1,558,908)
Loans and financing (Note 18)	(56,684)
Onerous contracts	(9,051)
Other liabilities	(33,315)
Deferred tax liability	(38,501)

(1,696,459)

Net identifiable liabilities acquired	(114,182)

Goodwill on acquisition (Note 13)	114,182

Total consideration transferred	—

The fair value and gross contractual amount of trade accounts receivable was the same—R$ 1,210,373.

Goodwill comprises the value of expected synergies arising in the business combination.

Intangible assets acquired

The following intangible assets met the criteria in IAS 38—Intangible Assets for recognition:

Assets	Amount	Method	Expected amortization period
Customer relationship	93,442	Multi-period Excess Earnings Method—MEEM	10 years
Trademark use right	12,491	Relief from royalty	1 year

(ii)       Revenue and profit contribution

From the acquisition date, MNLT contributed total revenue and income of R$ 167,362 and a pretax income of R$ 4,718 to the Group’s consolidated statement of profit and loss for the year ended December 31, 2016.

Had the business combination occurred at the beginning of 2016, MNLT would have contributed total revenue and income of R$ 228,690 and pretax loss of R$ 67,502, therefore, the Group’s consolidated total revenue and income would have been R$ 501,248 and the pretax loss would have totaled R$221,230 for the year ended December 31, 2016.

b.       Purchase consideration—cash outflow

Consideration paid in cash	—
Net cash acquired	7,377
Net cash flow on acquisition (a)	7,377

(a)       Included in the cash flow from investing activities

Acquisition-related costs

Acquisition-related transaction costs totaling R$ 1,727 were recognized in other expenses in the statement of profit or loss.

5.2.	Acquisition of Equals S.A.

On April 25, 2016, the Company’s subsidiary StoneCo Brasil acquired a 30% interest in Equals S.A. (“Equals”) and an option to acquire up to an additional 20% interest for R$ 2,000 adjusted by inflation, exercisable in full or partially at any moment until April 24, 2019.

On September 4, 2018, the Group acquired control of Equals through the exercise of the option and the acquisition of an additional 6% interest of the outstanding equity interest in Equals. In addition, the Group acquired the remaining 44% interest through the issuance of the Company’s shares upon consummation of the Company’s IPO. As a result, the Group obtained the whole ownership of Equals.

Equals’ activities are to provide financial reporting and reconciliation solutions to enable clients to monitor all payment flow data from their providers. The objective of the acquisition was to enable the Group to expand in the Brazilian payments market and to offer additional services and value added to its clients and business partners in the industry.

The consolidated financial statements include the results of Equals for the period from the acquisition date.

i)	Consideration transferred

The fair value of the consideration transferred was as follows:

At September 4, 2018
Cash consideration paid to the selling shareholders (a)	3,000
Shares of the Company issued to selling shareholders (b)	22,000
Total fair value of consideration transferred to selling shareholders	25,000
Capital contribution related to option exercised (c)	2,184
Fair value of previously held interest in Equals	22,816
Total fair value of consideration	50,000

(a)	consideration paid in cash for the acquisition of additional 6% interest, representing 3,600 outstanding shares held by the selling shareholders.

(b)	consideration price for the acquisition of the remaining 44% interest in Equals at fair value of R$ 22,000, through the issuance of 1,856 (after share split 233,856) shares of the Company, transferred to the selling shareholders after completion of the Company’s IPO.

(c)	exercise of the option for, whereby 17,142 new shares of Equals were issued, representing an increase of 20% to the previously held interest.

As a result, the Group recognized a gain of approximately R$ 21,441 for the difference between the previously held 50% interest in Equals, after option exercise, at fair value, in the amount of R$ 25,000, and its carrying amount, in the amount of R$ 3,559, including the capital contribution at option exercise. The gain was included in other operating income in the statement of profit and or loss.

ii)	Fair value measurement

The fair value of identifiable assets acquired and liabilities assumed of Equals on the acquisition date was as follows:

Fair value recognized on acquisition
Assets
Cash and cash equivalents	60
Trade accounts receivable	798
Other current assets	312
Receivables to related parties	1,057
Property and equipment	428
Intangible assets—Software (internally developed)	34,539
Intangible assets—Customer relationship	2,103
Intangible assets—Non-compete agreement	1,659
Deferred tax assets	108
41,064
Liabilities
Trade accounts payable	(419)
Labor and social security liabilities	(1,704)
Taxes payable	(225)
Payables to related parties	(244)
Deferred tax liabilities	(12,960)
(15,552)

Net identifiable assets acquired	25,512
Goodwill on acquisition	24,488
Total consideration transferred	50,000

Goodwill comprises the value of expected synergies and other benefits from combining the assets and activities of Equals with those of the Group and is entirely allocated to the single Cash Generating Unit (“CGU”) of the Group. None of the goodwill recognized is expected to be deductible for income tax purposes.

Intangible assets acquired

The following intangible assets met the criteria in IAS 38—Intangible Assets for preliminary recognition:

Assets	Amount	Method	Expected amortization period
Software (internally developed)	34,355	Multi-period Excess Earnings Method—MEEM	10 years
Customer relationship	2,103	Cost approach	3 years
Non-compete agreement	1,659	With and without method	5 years

iii)	Revenue and profit contribution

From the acquisition date, Equals contributed total revenue and income of R$ 5,389 and pretax income of R$669 to the Group’s consolidated statement of profit and loss for the year ended December 31, 2018.

Had the business combination occurred at the beginning of 2018, Equals would have contributed total revenue and income of R$ 14,370 and pretax loss of R$ 385. Therefore, the Group’s consolidated total revenue and income would have been R$ 1,588,161 and the pretax income would have totaled R$ 441,071 for the year ended December 31, 2018.

iv)	Purchase consideration—cash outflow

Consideration paid in cash	(3,000)
Net cash acquired	60
Net cash flow on acquisition (a)	(2,940)

(a)	Included in the cash flow from investing activities.

v)	Acquisition-related costs

Acquisition-related transaction costs totaling R$ 100 were recognized in other expenses in the statement of profit or loss.

6.	Cash and cash equivalents

	2018	2017

Short-term bank deposits—denominated in R$	235,488	611,254
Short-term bank deposits—denominated in US$	62,441	30,698
	297,929	641,952

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand and short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value, readily convertible into cash.

Cash and cash equivalents are measured at fair value and classified as Level 1 under the fair value level hierarchy. See Note 27 for further details.

7.	Short-term investments

	2018	2017
Listed securities (a)
Bonds	2,752,743	157,238
Unlisted securities (b)
Investment funds	9,328	36,960
Equity securities	8,518	7,564
	2,770,589	201,762

(a)	Listed securities are comprised of public and private bonds with maturities greater than three months, indexed to fixed and floating rates. As of December 31, 2018, listed securities are mainly indexed to 95% CDI rate (2017 – 3.95% per year in US Dollars). Liquidity risk is minimal.

(b)	Unlisted securities are comprised of foreign investment fund shares, and ordinary shares in entities that are not traded in an active market and whose fair value is determined using valuation techniques. The Group uses its judgment to select a method and makes assumptions that are mainly based on market conditions existing at the end of each reporting period. The Group elected to recognize the changes in fair value of the existing equity instruments through OCI. The change in fair value in 2018 of R$ 954 (2017 - R$ 2,595) was recognized in other comprehensive income.

Short-term investments are classified as financial assets measured at fair value through profit or loss, unless otherwise elected and indicated, and as Level 1 and 2 under the fair value level hierarchy, as described in Note 27. Short-term investments are denominated in Brazilian reais, U.S. dollars and EURO.

8.	Accounts receivable from card issuers

	2018	2017
Accounts receivable from card issuers (a)	9,195,466	5,029,407
Accounts receivable from other acquirers (b)	54,968	49,023
Allowance for expected credit losses	(5,826)	-
	9,244,608	5,078,430

(a)       Accounts receivable from card issuers, net of interchange fees, as a result of processing transactions with clients.

(b)       Accounts receivable from other acquirers related to PSP (Payment Service Provider) transactions.

As of December 31, 2018, R$ 2,166,132 of the total Accounts receivable from card issuers are held by FIDC AR 1 and AR 2 (2017 - R$ 2,244,576). Accounts receivable held by FIDCs guarantee the obligations to FIDC senior quota holders.

The movement in the allowance for expected credit losses of accounts receivable from card issuers:

	2018	2017
Adoption of new accounting standard (IFRS 9)	760	-
Charge for the year	5,066	-
At December 31	5,826	-

i)	Classification as accounts receivable

Accounts receivable are amounts due from card issuers regarding the transactions of clients with card holders, performed in the ordinary course of business. Accounts receivable are generally due within 12 months, therefore are all classified as current.

ii)	Impairment and risk exposure

In addition to complying with the criteria and policies of card associations for accreditation, the Group has a specific policy setting guidelines and procedures for the accreditation and maintenance process of the clients. The Group records an allowance for expected credit losses of accounts receivable from card issuers based on an expected credit loss model covering history of defaults and the expected nature and level of risk associated with receivables. See Note 3.5 (i) for further details.

Information about the credit quality of accounts receivable and the Group’s exposure to credit risk, foreign currency risk and interest rate risk can be found in Note 27.

9.	Trade accounts receivable

	2018	2017
Accounts receivable from clients	32,823	19,078
Other trade accounts receivable	19,538	9,090
Allowance for expected credit losses	(7,745)	(5,048)
	44,616	23,120

Trade accounts receivables are amounts due from clients mainly related to equipment rental and other services and Pin Pads & POS sales to other customers. Trade accounts receivable are generally due between 30 and 60 days, therefore are all classified as current.

The Group records an allowance for expected credit losses of trade receivables from the lease of equipment to clients based on an expected credit loss model covering history of defaults and the expected nature and level of risk associated with receivables. See Note 3.5 (i) for further details.

The movement in the allowance for expected credit losses of trade receivables:

	2018	2017
At January 1	5,048	3,205
Charge for the year	12,257	3,943
Reversal	(3,051)	(1,227)
Write-off	(6,509)	(873)
At December 31	7,745	5,048

10.	Recoverable taxes

	2018	2017
Prepayments of income taxes (IRPJ and CSLL)	243	3,457
Withholding income tax on finance income (a)	52,836	32,528
Contributions over revenue (b)	3,053	1,354
Withholding taxes on sales (c)	327	1,501
Other taxes	459	307
	56,918	39,147

(a)	This refers to income taxes withheld on financial income which will be offset against future income tax payable.

(b)	Refers to credits taken on contributions on gross revenue for social integration program (PIS) and social security (COFINS) to be offset in the following period against tax payables.

(c)	Taxes withheld by customers on invoices from services rendered in Brazil, including PIS and COFINS. Refer to Note 3.12 for further information about the nature of these taxes.

11.	Income taxes

Income taxes are comprised of taxation over operations in Brazil, related to Corporate Income Tax (“IRPJ”) and Social Contribution on Net Profit (“CSLL”). According to Brazilian tax law, income taxes and social contribution are assessed and paid by legal entity and not on a consolidated basis. See current income tax positions in recoverable taxes (Note 10) and taxes payable (Note 17).

Reconciliation of income tax expense

The following is a reconciliation of income tax expense to profit (loss) for the year, calculated by applying the combined Brazilian statutory rates at 34% for the year ended December 31, 2018 and 2017:

	2018	2017	2016
Profit (loss) before taxes	442,339	(95,665)	(149,221)
Brazilian statutory rate	34%	34%	34%
Tax (expense) benefit at the statutory rate	(150,395)	32,526	50,735

Additions (exclusions):
Gain from entities not subject to the payment of income taxes	(3,283)	(37,098)	(32,819)
Other permanent differences	(2,871)	(3,805)	(743)
Equity pickup on associates	169	105	(20)
Unrecorded deferred taxes	(652)	(1,332)	(3,237)
Use of tax losses previously unrecorded	2,689	218	324
Previously unrecognized deferred income tax on unused tax losses	—	—	11,109
Previously unrecognized deferred income tax on temporary differences	—	—	1,653
Unrealized gain on previously held interest on acquisition	7,290	—	—
Tax incentives for cultural sponsorship	3,300	—	—
Research and development tax benefit	4,026	—	—
Other tax incentives	2,616	82	28
Total income tax and social contribution (expense) gain	(137,112)	(9,304)	27,030
Effective tax rate	(31%)	(10%)	18%

Current income tax and social contribution	(154,882)	(5,682)	(262)
Deferred income tax and social contribution	17,770	(3,622)	27,292
Total income tax and social contribution (expense) gain	(137,112)	(9,304)	27,030

Deferred income taxes

Net changes in deferred income taxes relate to the following:

	2018	2017

At January 1	145,966	149,588
Adoption of new accounting standard	24,362	-
At January 1	170,328	149,588
Losses available for offsetting against future taxable income	(8,328)	9,735
Tax credit carryforward	18,762	1,339
Temporary differences under FIDC	(16,095)	(24,203)
Share-based payments	16,103	3,636
Deferred income taxes arising from business combinations	(12,852)	-
Amortization of intangible assets acquired in business combinations	4,180	5,090
Changes in FVOCI	7,198	-
Others	3,149	781
At December 31	182,445	145,966

Deferred tax assets on tax losses	174,380	182,708
Deferred tax assets on temporary differences (a)	88,288	15,526
Deferred tax liabilities (b)	(80,223)	(52,268)
Deferred tax, net	182,445	145,966

(a)	The mainly temporary differences are the tax credit on assets measured at FVOCI and under expenses carryforward.

(b)	The mainly deferred tax liabilities are under intangible assets acquired in business combination and FIDC.

Under Brazilian tax law, temporary differences and tax losses can be carried forward indefinitely, however the loss carryforward can only be used to offset up to 30% of taxable profit for the year.

Unrecognized deferred taxes

The Group has accumulated tax loss carryforwards in StoneCo Brasil of R$ 3,397 (2017 – R$ 4,511) for which a deferred tax asset was not recognized, and for the Group’s other subsidiaries of R$ 2,042 (2017 – R$ 848) that are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have not been recognized with respect of these losses as they cannot be used to offset taxable profits between subsidiaries of the Group, and there is no other evidence of recoverability in the near future.

12.	Property and equipment

	Balance at 12/31/2016	Additions	Disposals	Transfers	Balance at 12/31/2017	Business combination	Additions	Disposals	Transfers	Balance at 12/31/2018
Cost

Pin Pads & POS	85,039	75,442	(16,644)	-	143,837	-	136,819	(25,180)	(515)	254,961
IT equipment	14,947	43,713	(58)	(2,603)	55,999	576	18,542	(124)	361	75,354
Facilities	415	1,445	-	2	1,862	-	117	(457)	459	1,981
Leasehold improvements	8,467	7,881	-	22	16,370	-	349	(3,692)	6,117	19,144
Machinery and equipment	6,936	2,786	(247)	2,518	11,993	2	1,587	(50)	515	14,047
Furniture and fixtures	2,461	2,738	-	62	5,261	6	1,633	(245)	194	6,849
Telephony equipment	175	1	-	(1)	175	-	-	-	-	175
Vehicles	415	2	(3)	-	414	-	-	(324)	-	90
Construction in progress	1,149	6,974	(992)	-	7,131	-	-	-	(7,131)	-
	120,004	140,982	(17,944)	-	243,042	584	159,047	(30,072)	-	372,601
Depreciation

Pin Pads & POS	(20,473)	(23,158)	5,874	-	(37,757)	-	(44,698)	12,290	421	(69,744)
IT equipment	(3,432)	(4,879)	7	644	(7,660)	(152)	(13,971)	-	-	(21,783)
Facilities	(60)	(240)	-	-	(300)	-	(504)	95	-	(709)
Leasehold improvements	(1,424)	(2,460)	-	-	(3,884)	-	(4,207)	1,241	-	(6,850)
Machinery and equipment	(882)	(1,596)	126	(626)	(2,978)	(1)	(2,383)	50	(421)	(5,733)
Furniture and fixtures	(225)	(448)	-	(18)	(691)	(3)	(690)	30	-	(1,354)
Telephony equipment	(45)	(36)	-	-	(81)	-	(30)	-	-	(111)
Vehicles	(41)	(19)	-	-	(60)	-	(18)	34	-	(44)
	(26,582)	(32,836)	6,007	-	(53,411)	(156)	(66,501)	13,740	-	(106,328)

Property and equipment, net	93,422	108,146	(11,937)	-	189,631	428	92,546	(16,332)	-	266,273

i)	Depreciation and amortization charges

Depreciation and amortization expense has been charged in the following line items of the consolidated statement of profit or loss:

	2018	2017	2016
Cost of services	54,203	31,224	20,113
General and administrative expenses	38,130	25,984	22,845
Depreciation and Amortization charges	92,333	57,208	42,958
Depreciation charge	66,501	32,836	21,352
Amortization charge (Note 13)	25,832	24,372	21,605
	92,333	57,208	42,957

ii)	Impairment loss and compensation

As of December 31, 2018, 2017 and 2016, there were no indicators of impairment of property and equipment.

iii)	Leased assets

The Group holds equipment under non-cancelable finance lease agreements. The lease terms are between 3 and 15 years, after which the ownership of the assets is transferred to the Group.

Assets under finance lease agreements included in “Pin Pad & POS” and “Machinery and Equipment” are as follows:

	2018	2017	2016
Cost - capitalized finance leases	7,643	8,070	8,070
Accumulated depreciation	(6,470)	(6,259)	(5,314)
Net book value	1,173	1,811	2,756

iv)	Property and equipment pledged as collateral

Finance leases and bank borrowings are collateralized by the Group’s assets with acquisition cost amounts as follows:

	2018	2017	2016
Furniture and fixtures	748	748	748
IT equipment	6,380	6,380	6,380
Leasehold improvements	-	427	427
Machinery and equipment	515	515	515
Total	7,643	8,070	8,070

13.	Intangible assets

	Balance at 12/31/2016	Additions	Disposals	Transfers	Balance at 12/31/2017	Business combination	Additions	Disposals	Impairment	Balance at 12/31/2018
Cost

Goodwill - acquisition of subsidiaries	118,706	-	-	-	118,706	24,488	-	-	-	143,194
Customer relationship	97,355	-	-	-	97,355	2,103	-	(30)	-	99,428
Trademark use right	12,491	-	-	-	12,491	-	-	-	-	12,491
Trademarks and patents	45	-	-	-	45	1,659	-	-	-	1,704
Software	30,394	16,514	(2,550)	(1,295)	43,063	34,544	22,840	-	(4,764)	95,683
Licenses for use - payment arrangements	4,039	1,488	-	-	5,527	-	5,910	-	-	11,437
Software in progress	-	3,281	(90)	1,295	4,486	-	19,701	(7,071)	-	17,116
Others	876	-	(176)	-	700	-	726	(700)	-	726
	263,906	21,283	(2,816)	-	282,373	62,794	49,177	(7,801)	(4,764)	381,779
Amortization

Customer relationship	(7,477)	(9,344)	10	-	(16,811)	-	(9,760)	-	-	(26,571)
Trademark use right	(8,658)	(3,833)	-	-	(12,491)	-	-	-	-	(12,491)
Trademarks and patents	-	-	-	-	-	-	(113)	-	-	(113)
Software	(6,940)	(10,169)	255	(176)	(17,030)	(5)	(13,311)	-	-	(30,346)
Licenses for use - payment arrangements	(801)	(611)	-	176	(1,236)	-	(2,278)	-	-	(3,514)
Others	(302)	(415)	-	-	(717)	-	(370)	-	-	(1,087)
	(24,178)	(24,372)	265	-	(48,285)	(5)	(25,832)	-	-	(74,122)

Intangible assets, net	239,728	(3,089)	(2,551)	-	234,088	62,789	23,345	(7,801)	(4,764)	307,657

Impairment of intangible assets

As of December 31, 2018 the Group has recognized an impairment loss on software, in the amount of R$ 4,764. As of December 31, 2017 there were no indicators of impairment of finite-life intangible assets.

The Group performs its goodwill impairment testing at the Group’s single CGU level, which is also a single operating and reportable segment.

The Group performed its annual impairment test as of December 31, 2018 and 2017 which did not result in the need to recognize impairment losses on the carrying value of goodwill.

The recoverable amount of the Group’s single CGU is determined based on a value in use calculation using cash flow projections from financial budgets approved by senior management covering a five-year period. The pre-tax discount rate applied to cash flow projections is 11.8% and the growth rate applied to perpetuity cash-flow is 6.0% that considers long-term local inflation and long-term real growth.

The key assumptions used in value in use calculation and sensitivity to changes in assumptions are as follows:

•	Average free cash flow to equity over the five-year forecast period; based on past performance and management’s expectations of market development and on current industry trends and including long-term inflation forecasts for each territory.

•	Average annual growth rate over the five-year forecast period; based on past performance and management’s expectations of market development and on current industry trends and including long-term inflation forecasts for each territory.

•	Considered a pre-tax discount rate applied to cash flow of 11.8%, based on long-term interest rate, equity risk premium, industry beta and other variables.

•	Considered a perpetuity growth rate of 6.0%, based on long-term local inflation and real growth.

Therefore, the goodwill impairment testing considered, at once: a decrease of 10.0% of the free cash flow to equity in the first year, a decrease of 10.0% in the growth rate for the second until fifth year, a decrease of 3.0 basis points in perpetuity rate after the fifth year and an increase of 5.0 basis points in pre-tax discount rate, and it did not resulted in the impairment of the goodwill.

14.	Accounts payable to clients

Accounts payable to clients represents amounts due to accredited clients related to credit and debit card transactions, net of interchange fees retained by card issuers and assessment fees paid to payment scheme networks as well as the Group’s net merchant discount rate fees which are collected by the Group as an agent.

As of December 31, 2018, accounts payable to clients was R$ 4,996,102 (2017 – R$ 3,637,510).

15.	Trade accounts payable

	2018	2017
Domestic trade accounts payable	115,672	50,799
Foreign suppliers	1,736	2,159
Other	428	280
	117,836	53,238

Accounts payable are unsecured and the average payment term is 45 days. The carrying amount of accounts payable approximate their fair value, due to their short-term nature.

16.	Labor, social security and share-based payment liabilities

	2018	2017
Labor liabilities and related social charges	26,669	13,565
Accrued annual payments and related social charges	70,063	22,394
Total labor and social security liabilities	96,732	35,959
Share-based payments (Note 26)	-	217,487
Total share-based payments	-	217,487

The carrying amount of Labor and social security liabilities approximate fair value, due to their short-term nature. See further details on Share-based payments in Note 26.

17.	Taxes payable

	2018	2017
Contributions over revenue (PIS and COFINS) (a)	22,212	14,008
Taxes on services (ISS) (b)	9,504	117
Withholding taxes from services taken (c)	4,838	3,117
Social security levied on gross revenue (INSS) (d)	123	324
Withholding income tax (e)	8,527	13,028
Income tax (IRPJ and CSLL) (f)	5,944	4,605
Other taxes and contributions	421	706
	51,569	35,905

(a)	PIS and COFINS are invoiced to and collected from the Group’s customers and recognized as deductions to gross revenue against Tax liabilities, as the Group acts as agent collecting these taxes on behalf of the Brazilian federal government.

(b)	ISS is recognized as deductions to gross revenue against Tax liabilities, as the Group acts as agent collecting these taxes on behalf of municipal governments.

(c)	Amount relative to PIS, COFINS and CSLL, withheld from suppliers and paid by the Group on their behalf. These amounts are recognized as a tax liability, with no impact to the statement of profit or loss.

(d)	The entities Buy4, Equals and Mundipagg pay an INSS rate of 4.50% on gross revenue due to the benefits this regime offers to technology companies compared with social security tax on payroll.

(e)	For some entities in the Group, advances for the payment of income tax are paid during the tax year and are recognized as an asset under Recoverable taxes (Note 10).

(f)	The expense for current income tax is recognized in the statement of profit or loss under “Income tax and social contribution” against tax payable. However, for some entities in the Group, advances for the payment of income tax are paid during the tax year and are recognized as an asset under Recoverable taxes (Note 10).

18.	Loans and financing

As of December 31, 2018 and 2017, loans and financing are as follows:

	Average annual interest rate %	Maturity	2018	2017
Obligations to FIDC AR senior quota holders (a)	106.8% of CDI Rate*	Jun/20, Dec/20	6,408	8,695
Obligations to FIDC TAPSO senior quota holders (b)	118.0% of CDI Rate*	Sep/19	10,238	-
Leasing (c)	CDI Rate* + 2.1% per year	Feb/19	783	10,476
Leasing (c)	7.1% per year	Jul/20	1,496	-
Finame (d)	UMBNDES** + 4.0% per year	Jul/19	750	3,363
Loans with private entities (e)	103.0% of CDI Rate*	Oct/19	758,027	-
Current portion of debt			777,702	22,534

Obligations to FIDC AR senior quota holders (a)	106.8% of CDI Rate*	Jun/20, Dec/20	2,057,925	2,056,331
Leasing (c)	CDI Rate* + 2.1% per year	Feb/19	-	2,041
Leasing (c)	7,1% per year	Jul/20	1,395	-
Finame (d)	UMBNDES** + 4.0% per year	Jul/19	-	991
Non-current portion of debt			2,059,320	2,059,363
Total debt			2,837,022	2,081,898

*	“CDI Rate” means the Brazilian interbank deposit (Certificado de Depósito Interbancário) rate, which is an average of interbank overnight rates in Brazil.

**	“UMBNDES rate” means a floating exchange rate based on a monetary unit of the BNDES, which is based on a basket of currencies including the U.S. dollar, the Euro and other currencies.

(a)	Obligations to FIDC AR senior quota holders

The FIDC AR1 and FIDC AR2 were launched in June 2017 and November 2017, respectively, and issued senior quotas through a public offering to qualified institutional investors. The purpose of these FIDCs is to acquire receivables arising from credit card transactions and fund the Group’s operations. The Group holds 100% of the subordinated quotas in these entities. Residual returns from these FIDCs, if any, are paid to subordinated quotas. Senior quotas of FIDC AR1 and FIDC AR2 bear interest at 106.8% of the CDI rate and receive interest payments every six months. At the end of the third annual period, the senior quotas must be fully redeemed.

(b)	Obligations to FIDC TAPSO senior quota holders

In August 2018, the Group raised a total of R$ 10,000, by issuing one-year senior quotas of the FIDC TAPSO to a pool of institutional investors. The senior quotas have a benchmark return rate of 118% of the CDI rate per year and receive interest payments every six months. At the end of the first year, the senior quotas must be fully redeemed. Accordingly, these senior quotas mature in September 2019.

(c)	Finance lease liabilities

The Group has lease agreements in order to finance the acquisition of POS and Pin Pads to be leased to the clients, as well as other fixed assets. The lease agreements provide a purchase option of the financed equipment and fixed assets by the Group.

The Group’s obligations under finance leases are effectively secured by the lessor’s title to the leased assets. Future minimum lease payments under finance leases, together with the present value of the net minimum lease payments, are as follows:

	2018	2017
Within one year	2,341	11,421
After one year but no more than 5 years	1,556	2,225
Total minimum lease payments	3,897	13,646
Future finance charges on finance leases	(223)	(1,129)
Present value of minimum lease payments	3,674	12,517

(d)	Finame

Bank borrowings mature through 2019 and bear average interest of UMBNDES Rate + 4.0% per year. The maturity dates are as follows:

	2018	2017
Less than 12 months	750	3,363
1-5 years	-	991
	750	4,354

(e)	Loans with private entities

On October 1, 2018, the Group entered into an agreement with SRC Companhia Securitizadora de Créditos Financeiros (“SRC”). The transaction is a revolving loan, at a discount rate equivalent to 103.0% of the CDI Rate, and has a maturity of 12 months. Accounts receivables from card issuers are used as collateral, in the equivalent amount of 106% of loan balance.

(f)	Changes in loans and financing

	Balance at 12/31/2017	Funding	Payment	Interest	Balance at 12/31/2018
Obligations to FIDC AR senior quota holders	2,065,026	-	(141,297)	140,604	2,064,333
Obligations to FIDC TAPSO senior quota holders	-	10,000	-	238	10,238
Finance lease	12,517	4,339	(14,296)	1,114	3,674
Bank borrowings	4,354	-	(3,815)	211	750
Loans with private entities	-	746,909	-	11,118	758,027
Total	2,081,897	761,248	(159,408)	153,285	2,837,022

Current	22,534				777,702
Noncurrent	2,059,363				2,059,320

	Balance at 12/31/2016	Funding	Payment	Interest	Balance at 12/31/2017
Obligations to FIDC AR senior quota holders	—	2,054,256	(42,939)	53,709	2,065,026
Finance lease	22,311	—	(12,983)	3,189	12,517
Bank borrowings	18,516	—	(16,218)	2,056	4,354
Total	40,827	2,054,256	(72,140)	58,954	2,081,897

Current	22,802				22,534
Noncurrent	18,025				2,059,363

19.	Transactions with related parties

Related parties comprise the Group’s parent companies, shareholders, key management personnel and any businesses which are controlled, directly or indirectly by the shareholders and directors over which they exercise significant management influence. Related party transactions are entered in the normal course of business at prices and terms approved by the Group’s management.

(a)	Transactions with related parties

The following transactions were carried out with related parties:

	2018	2017
Sales of services
Associates (legal and administration services) *	159	232
	159	232
Purchases of goods and services
Entity controlled management personnel**	(7,730)	(6,537)
Associates (transaction services) *	(397)	(61)
	(8,127)	(6,598)

*	Related to cost-sharing and checking account agreements with Equals S.A. incurred until the acquisition date.

**	Related to consulting and management services with Genova Consultoria e Participações Ltda., and travel services provided by Zurich Consultoria e Participações Ltda.

Services provided to related parties include legal and administrative services provided under normal trade terms and reimbursement of other expenses incurred in their respect.

The Group acquired under normal trade terms the following goods and services from entities that are controlled by members of the Group’s management personnel:

•	management and consulting services;

•	travel services; and

•	services related to card transactions.

(b)	Year-end balances

The following balances are outstanding at the end of the reporting period in relation to transactions with related parties:

	2018	2017
Receivables from related parties
Associates	13	386
Loans to key management personnel	8,082	8,692
	8,095	9,078

As of December 31, 2018, there is no allowance for expected credit losses on related parties’ receivables. No guarantees were provided or received in relation to any accounts receivable or payable involving related parties.

The Group has outstanding loans with certain management personnel. The loans are payable in three to seven years from the date of issuance and accrue interest according to the National Consumer Price Index, the Brazilian Inter-Bank Rate or Libor plus an additional spread.

(c)	Key management personnel compensation

Management includes the legal directors of StoneCo plus key executives of the Group and compensation consists of fixed compensation, profit sharing and benefits plus any correlating social or labor charges and or provisions for such charges. Compensation expenses are recognized in profit or loss of the Group. For the year ended December 31, 2018 and 2017, compensation expense was as follows:

	2018	2017
Short-term benefits	5,330	3,873
Share-based payments (note 26)	19,941	122,577
	25,271	126,450
20.	Provision for contingencies

The Group companies are party to tax, labor and civil litigation in progress, which are being addressed at the administrative and judicial levels. For certain contingencies, the Group has made judicial deposits, which are legal reserves the Group is required to make by the Brazilian courts as security for any damages or settlements the Group may be required to pay as a result of litigation.

Probable losses, provided for in the statement of financial position

The provisions for probable losses arising from these matters are estimated and periodically adjusted by management, supported by the opinion of its external legal advisors. The amount and nature of the liabilities is summarized as follows:

	2018	2017
Civil	991	426
Labor	251	60
Total	1,242	486

•	MNLT, Stone, Pagar.me, Cappta and Mundipagg are parties to legal suits and administrative proceedings filed with several courts and governmental agencies, in the ordinary course of their operations, involving civil and labor claims.

Possible losses, not provided for in the statement of financial position

The Group has the following civil and labor litigation involving risks of loss assessed by management as possible, based on the evaluation of the legal advisors, for which no provision for estimated possible losses was recognized:

	2018	2017
Civil	50,473	54,296
Labor	4,348	3,482
Total	54,821	57,778

The nature of the liabilities is summarized as follows:

•	Stone is party to an injunction filed by a financial institution against an accredited client in which Stone was called as a defendant, demanding Stone to refrain from prepayment of receivables related to any credits of the accredited client resulting from credit and debit cards, in addition to requesting that the amounts arising out of the transactions be paid at the bank account maintained at the financial institution that filed such lawsuit. The amount of the lawsuit as of December 31, 2018 is R$ 44,776 (2017 - R$ 44,786).

•	Stone, MNLT, Cappta, Mundipagg and Pagar.me are parties to legal suits filed in several Brazilian courts, in the ordinary course of their operations. These claims are related to: (i) chargeback related claims, which sums R$ 2,205 (2017 - R$ 2,471); (ii) issues related to the bank slip product, totaling R$ 446 (2017 – R$ 3); and (iii) disputes related to merchants of credit card receivables, totaling R$ 555 (2017 – R$ 4,687).

21.	Equity

i.	Authorized capital

The Company has an authorized share capital of USD 50 thousand, corresponding to 630,000,000 authorized shares with a par value of USD 0.000079365 each. Therefore, the Company is authorized to increase capital up to this limit, subject to approval of the Board of Directors. The liability of each member is limited to the amount from time to time unpaid on such member’s shares.

ii.	Subscribed and paid-in capital and capital reserve

In October 2018, immediately prior the completion of the IPO, each of the ordinary voting shares and Class C shares (5,881,050 shares) were converted into Class B common shares, and each of the outstanding ordinary non-voting shares, as Class A common shares. Therefore, the Company has two share classes, Class A and Class B common shares, with the following rights:

•	each holder of Class A common shares is entitled to one vote per share on all matters to be voted on by shareholders generally, including the election of directors;

•	each holder of Class B common shares is entitled to 10 votes per share on all matters to be voted on by shareholders generally, including the election of directors;

•	the holders of our Class A common shares and Class B common shares are entitled to dividends and other distributions as may be recommended and declared from time to time by our board of directors out of funds legally available for that purpose, if any; and

•	upon our liquidation, dissolution or winding up, each holder of Class A common shares and Class B common shares will be entitled to share equally on a pro rata basis in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities.

The Articles of Association provide that at any time when there are Class A common shares in issue, Class B common shares may only be issued pursuant to: (a) a share split, subdivision or similar transaction or as contemplated in the Articles of Association; or (b) a business combination involving the issuance of Class B common shares as full or partial consideration. A business combination, as defined in the Articles of Association, would include, amongst other things, a statutory amalgamation, merger, consolidation, arrangement or other reorganization.

At the Extraordinary General Meeting of Shareholders held on October 11, 2018, the Company’s shareholders approved a capital stock share split with a ratio to be determined by the Board of Directors. On October 14, 2018, the Board of Directors of the Company approved the 126:1 (one hundred twenty-six for one) share split ratio. As a result of the share split, the Company’s historical financial statements have been revised to reflect number of shares and per share data as if the share split had been in effect for all periods presented.

Below are the issuances and repurchases of shares during 2016, 2017 and 2018 (after giving effect to the share split and conversion mentioned above):

	Number of shares
	Class A (former Ordinary non-voting)	Class B (former Ordinary voting)	Class C (cancelled)	Total

At January 1, 2016	-	165,699,072	-	165,699,072
Issuance	39,493,440	13,860	-	39,507,300
At December 31, 2016	39,493,440	165,712,932	-	205,206,372

Issuance	21,909,132	-	8,035,020	29,944,152
Repurchase and cancellation	(627,102)	(11,027,394)	(339,948)	(11,994,444)
At December 31, 2017	60,775,470	154,685,538	7,695,072	223,156,080

Issuance	4,276,916	-	-	4,276,916
Initial public offering	54,902,209	(9,084,027)	-	45,818,182
Vested awards	5,742,843	-	-	5,742,843
Repurchase and cancellation	-	-	(1,814,022)	(1,814,022)
Reclassification	-	5,881,050	(5,881,050)	-
At December 31, 2018	125,697,438	151,482,561	-	277,179,999

During 2016, the Company received capital contributions in which 110 ordinary voting shares (or 13,860 Class B common shares after split and reclassification) and 313,440 ordinary non-voting shares (or 39,493,440 Class A common shares after split and reclassification) were issued for an amount of R$ 472,401 to owners of the parent, and for an amount of R$ 12,857 to non-controlling interest.

In 2017, the Company had capital contributions in which 173,882 ordinary non-voting shares (or 21,909,132 Class A common shares after split and reclassification) were issued for an amount of R$527,531 to owners of the parent, and for an amount of R$ 1,483 to non-controlling interest.

In addition, during 2017, the Company repurchased 95,194 shares (or 11,994,444 shares after share split) which were cancelled. Total consideration paid for these shares was R$ 280,825.

In January 2018, the Company received capital contributions for an amount of R$ 3,240 for the issuance of 875 ordinary non-voting shares (or 110,250 Class A common shares after share split and reclassification).

In July 2018, 14,397 Class C shares (or 1,814,022 Class B common shares after split and reclassification) were repurchased by the Group for an initial consideration of R$ 63,230, which was subject to an additional payment upon the occurrence of certain events including the completion of an IPO, sale or private placement (“Capital Event”). Given the consummation of the IPO, such additional payment has been determined in R$ 79,210, calculated by multiplying the number of shares that have been redeemed by 90% of the share price in the Capital Event minus the initial consideration, paid on October 29, 2018, totalizing R$ 142,440.

As mentioned in Note 26, the Group granted 45,249 (after share split 5,701,374) new awards of restricted share units (“RSUs”), stock options and incentive shares. Approximately 9,000 (after share split 1,134,000) awards were reserved as anti-dilutive shares to be issued to the Company’s controlling shareholders pro-rata upon vesting of the granted RSUs and stock option awards described in Note 19.

As a result of the completion of the IPO described in Note 1, new shares were issued in October 2018 as follows:

(i)	45,818,182 new Class A common shares sold by the Company in the IPO;

(ii)	4,906,456 new Class A common shares sold by the selling shareholders in the IPO (and the related conversion of Class B common shares in connection with such sale);

(iii) 5,543,090 new Class A common shares as a result of the exercise of the underwriters’ option to purchase additional shares from the selling shareholders (and the related conversion of Class B common shares in connection with such sale);

(iv)	4,166,666 new Class A common shares sold by the Company in the placement exempt from registration;

(v)	5,333,202 new Class A common shares issued to certain employees upon consummation of the IPO in exchange for equity awards that they hold in subsidiaries;

(vi)	146,806 new Class A common shares underlying outstanding RSUs that vested in connection with the IPO plus 28,979 new Class A common shares granted to the founder shareholders as anti-dilutive shares pro rata upon the vesting of such RSUs, both including additional RSU awards vested in connection with the exercise of the underwriters’ option to purchase additional shares from the selling shareholders (Note 26);

(vii)	233,856 new Class A common shares as part of the purchase price consideration for the acquisition of the remaining 44.0% interest in Equals, effective upon the consummation of the IPO (Note 5);

During 2018, the Company received total capital contributions of R$ 4,229,153.

As of December 31, 2018 and 2017, all issued shares were paid in full.

The additional paid-in capital refers to the difference between the purchase price that the shareholders pay for the shares and their par value. Under Cayman Law, the amount in this type of account may be applied by the Company to pay distributions or dividends to members, pay up unissued shares to be issued as fully paid, for redemptions and repurchases of own shares, for writing off preliminary expenses, recognized expenses, commissions or for other reasons. All distributions are subject to the Cayman Solvency Test which addresses the Company’s ability to pay debts as they fall due in the natural course of business.

22.	Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing net income (loss) for the year attributed to the owners of the parent by the weighted average number of ordinary shares outstanding during the year.

During 2018 and 2017, the Group had outstanding grants and subsidiary preferred shares, which participated in profit or loss as follows:

•	Liability and equity classified Class C Shares (prior to share reclassification) granted to founders and executives on multiple dates from 2015 through 2017 were issued on July 7, 2017. Upon grant and prior to the issuance of those shares, the founders and executives held a right to participate evenly in dividends when declared on ordinary shares.

•	A subsidiary of the Group has outstanding liability classified preferred shares to certain employees and business partners. These preferred shares participate evenly with ordinary shareholders of the subsidiary in dividends of the subsidiary when declared.

As these awards participate in dividends, the numerator of the Earnings per Share (“EPS”) calculation is adjusted to allocate undistributed earnings (losses) as if all earnings (losses) for the year had been distributed. In determining the numerator of basic EPS, earnings (loss) attributable to the Group is allocated as follows:

	2018	2017	2016
Net income (loss) attributable to Owners of the Parent	301,232	(108,731)	(119,827)
Less: Net loss allocated to participating share grants of the Company	-	(2,025)	(2,844)
Less: Net loss allocated to participating shares of Group companies	(126)	(20)	(94)
Numerator of basic and diluted EPS	301,358	(106,686)	(116,889)

As of December 31, 2018, the shares issued in connection with the acquisition of Equals (Note 5) were adjusted to basic and diluted EPS calculation since the acquisition date. On September 1, 2018, the Group granted RSU and stock options (Note 26), which are included in diluted EPS calculation for the year then ended.

As of December 31, 2017, the Group had no outstanding and unexercised options to purchase shares and, as such, basic and diluted EPS are the same for the year then ended.

As of December 31, 2016, the Group had outstanding and unexercised options to purchase 187,236 shares, all of which were anti-dilutive. As such, were not included in the calculation of diluted earnings per share for the year then ended.

The following table contains the earnings (loss) per share of the Group for the years ended December 31, 2018, 2017 and 2016 (in thousands except share and per share amounts):

	2018	2017	2016
Numerator of basic EPS	301,358	(106,686)	(116,889)

Equals’ acquisition	33,316	-	-
Weighted average number of outstanding shares	232,499,264	215,571,771	191,225,664
Denominator of basic EPS	232,532,580	215,571,771	191,225,664

Basic earnings (loss) per share - R$	1.30	(0.49)	(0.61)

	2018	2017	2016
Numerator of diluted EPS	301,358	(106,686)	(116,889)

Equals’ acquisition	33,316	-	-
Share-based payments	1,748,001	-	-
Weighted average number of outstanding shares	232,499,264	215,571,771	191,225,664
Denominator of diluted EPS	234,280,581	215,571,771	191,225,664

Diluted earnings (loss) per share - R$	1.29	(0.49)	(0.61)

In accordance with the requirements of IAS 33 – Earnings per share, the denominator at each year was retrospectively adjusted to reflect the share split approved on October 14, 2018 (Note 1).

23.	Total revenue and income

	2018	2017	2016
Transaction activities and other services	587,299	267,509	139,696
(-) Taxes and contributions on revenue	(72,687)	(42,555)	(18,423)
(-) Other deductions	(10)	(739)	(154)
Net revenue from transaction activities and other services	514,602	224,215	121,119
Equipment rental and subscription services	235,682	118,335	62,046
(-) Taxes and contributions on revenue	(21,062)	(10,697)	(6,693)
(-) Other deductions	(941)	(2,686)	(667)
Net revenue from subscription services and equipment rental	213,679	104,952	54,686
Financial income	842,025	434,251	259,844
(-) Taxes and contributions on financial income	(40,703)	(22,073)	(12,447)
Financial income	801,322	412,178	247,397
Other financial income (a)	49,578	25,273	16,718
Total revenue and income	1,579,181	766,618	439,920

Timing of revenue recognition
Recognized at a point in time	514,602	224,215	121,119
Recognized over time	1,064,579	542,403	318,801
Total revenue and income	1,579,181	766,618	439,920

(a)	Other financial income mainly includes interest accrued in bank saving accounts and judicial deposits held by Brazilian courts for judicial disputes.

24.	Expenses by nature

	2018	2017	2016

Personnel expenses (Note 25)	421,240	336,902	146,001
Financial expenses (a)	301,065	237,094	244,676
Transaction and client services costs (b)	163,561	126,870	82,837
Depreciation and amortization	92,333	54,584	40,925
Third parties services	42,875	32,932	19,014
Marketing expenses and sales commissions (c)	40,890	26,521	24,638
Facilities expenses	34,095	26,066	14,447
Travel expenses	19,414	12,943	5,439
Other	20,924	8,061	11,223
Total expenses	1,136,397	861,973	589,200

(a)	Financial expenses include discounts on the sale of receivables to banks, interest expense on borrowings, foreign currency exchange variances, net and the cost of derivatives covering interest and foreign exchange exposure.

(b)	Transaction and client services costs include card transaction capturing services, card transaction and settlement processing services, logistics costs, payment scheme fees and other costs.

(c)	Marketing expenses and sales commissions relate to marketing and advertising expenses, and commissions paid to sales related partnerships.

25.	Employee benefits

	2018	2017	2016
Wages and salaries	242,147	146,153	72,093
Social security costs	70,988	36,577	15,721
Profit sharing and annual bonuses	47,262	15,235	5,128
Share-based payments	60,843	138,937	53,059
	421,240	336,902	146,001

The Group provides a standard benefit package to all employees, consisting primarily of health care plans, group life insurance, meal and food vouchers and transportation vouchers. All related amounts are recorded in profit or loss for each year.

26.	Share-based payment

The Group provides benefits to employees (including executive directors) of the Group through share-based incentives. The following table outlines the key share-based awards expense and their respective equity or liability balances as of December 31, 2018, 2017 and 2016.

	Equity					Liability
	Class C	RSU	Option	Incentive	Total	Class C	Incentive	Total	Total

Number of shares

As of December 31, 2015	519,246	-	-	-	519,246	-	-	-	519,246
Granted	924,966	-	-	-	924,966	3,545,388	-	3,545,388	4,470,354
As of December 31, 2016	1,444,212	-	-	-	1,444,212	3,545,388	-	3,545,388	4,989,600

Granted	-	-	-	-	-	3,045,420	5,028,282	8,073,702	80,073,702
Repurchased	(339,948)	-	-	-	(339,948)	-	-	-	(339,948)
As of December 31, 2017	1,104,264	-	-	-	1,104,264	6,590,808	5,028,282	11,619,090	12,723,354

Granted	-	5,261,256	135,198	304,920	5,701,374	-	-	-	5,701,374
Issued	-	(146,806)	-	-	(146,806)	-	-	-	(146,806)
Reclassified	6,590,808	-	-	5,028,282	11,619,090	(6,590,808)	(5,028,282)	(11,619,090)	-
Repurchased	(1,814,022)	-	-	-	(1,814,022)	-	-	-	(1,814,022)
Converted	(5,881,050)			-	(5,881,050)	-	-	-	(5,881,050)
As of December 31, 2018	-	5,114,450	135,198	5,333,202	10,582,850	-	-	-	10,582,850

Class C ordinary shares

The Group granted fully vested share awards from January 2015 to January 2017 entitling key founders and senior executives the issuance of Class C ordinary shares in the Group.

In July 2017, Class C Shares were issued to a holding vehicle in which the key founders and senior executives are shareholders.

The Class C Shares are subject to a 10-year lock-up period, however transfer of the Class C Shares during the lock-up period is permitted subject to approval by the Board of Directors of the Group.

Two of the key founders of the Group who received Class C Shares are two of the three board members of the holding vehicle and the Group. As board members of the Group, these key founders had the ability to approve a redemption of their Class C Shares pursuant to the terms of the articles of association at their discretion, thus creating an in-substance put option. As such, the grants to these key founders are liability classified. This liability was measured at fair value on the grant dates and remeasured subsequently every reporting date. The change in the fair value of the liability was recognized through profit and loss at each reporting date. For the year ended December 31, 2017 the Group recognized R$ 121,219 in compensation expense relating to Class C Shares granted to founders.

Effective January 1, 2018, the articles of association were modified to create an independent committee to approve any share redemptions of founders within the holding vehicle (including redemption of interests in the Group), which removed the mechanism that had allowed the founders to be able to put the shares to the Group. Therefore, the Class C Shares held by the founders were reclassified to equity.

The other key executives who were granted Class C Shares do not have control of the Group and therefore do not have the ability to control the redemption of their shares. Therefore, such awards were classified as equity. These equity grants were measured at fair value with an associated compensation expense fully recognized on the grant date.

In July 2018, 14,397 Class C shares (or 1,814,022 Class B common shares after share split and reclassification) were repurchased by the Group for an initial consideration of R$ 63,230, which was subject to an additional payment upon the occurrence of certain events including the completion of an IPO, sale or private placement (“Capital Event”). Given the consummation of the IPO, such additional payment has been determined in R$ 79,210, calculated by multiplying the number of shares that have been redeemed by 90% of the share price in the Capital Event minus the initial consideration, paid on October 29, 2018, totalizing R$ 142,440.

Incentive Shares

In 2017, certain key employees have been granted incentive shares, or the Co-Investment Shares, that entitle participants to receive a cash bonus which they, at their option, may use to purchase a specified number of preferred shares in StoneCo Brasil which are then exchanged for common shares in DLP Par. Incentive shares are subject to a lock-up period and a discounted buy-back feature retained by the Group if the employee leaves prior to lockup expiration.

Incentive Shares are subject to a 10 year lock-up period after which participants have the right to sell their shares to a third-party buyer for the then-current fair market value of StoneCo Brasil (determined as the current share price in a public market or the latest private funding round valuation if still private plus applicable accumulated interest subject to approval from DLP Capital and DLP Par and a preemptive right of DLP Capital and DLP Par to purchase the shares at the same price offered by a third-party buyer). If a participant ceases employment for any reason before the end of the 10 years lock-up period, DLP Par and DLP Capital each have the right to acquire the shares for the price originally paid by the participant, less an applicable discount as below.

Time remaining to the end of the Lock-up period	Discount	Monthly Installments
7-10 years	25%	Up to 120
3-7 years	20%	Up to 60
0-3 years	15%	Up to 36

The Repurchase Right can be exercised at any time up to two years from the participant’s termination date. Once the lock-up period expires and if the participant terminates employment, the Company has a 90-day option to repurchase the shares at the then-current share price.

Based on the repurchase discount schedule the largest payout is 85% of the award’s grant date fair value should a participant leave before the 10-year lock-up period expires. The vesting tranches are broken into three separate tranches, which reflects the terms of the repurchase right and constitutes graded vesting features.

The first tranche represents 75% of the grant date fair value, recognized in full on the grant date. That is, if an employee voluntarily terminates employment up to 3 years from the grant date and the Company exercises its repurchase feature, the participant will receive a cash payment equal to 75% of the grant date fair value.

The second tranche represents 5% of the grant date fair value, recognized from grant date to the end of year 3. This represents the additional 5% potential repurchase payment if the employee satisfies 3 to 7 years of the lock-up period.

The third tranche represents 5% of the grant date fair value, recognized from grant date to the end of year 7. This represents the additional 5% potential repurchase payment if the employee satisfies at least 7 years of the lock-up period, but leaves prior to the expiration of the lock-up period.

As mentioned in Note 21, in 2018, 5,333,202 new Class A common shares were issued to certain employees upon consummation of the IPO. This Class A shares were granted as Incentive shares plan, and were reclassified to equity.

Phantom Share plan

Under the Phantom Share plan granted on December 1, 2017 participants have the right to receive compensation in cash for the appreciation of StoneCo Brasil share price equivalent to the difference between the price per share at the date of grant and the price per share upon a qualifying settlement event. The participant must remain actively employed until the settlement event occurs in order to become vested in the award. A settlement event is defined as the entrance of a new shareholder into the Group who takes possession of more than 50% of voting rights. If the value of the incentive is negative, no amount will be owed to the participant. Therefore, the plan is accounted for as a cash settled award with a liability for the actual cash paid to the employees, which will be the fair value at settlement date. However, as of December 31, 2017, Management did not consider a settlement event probable. As such, no compensation expense has been recognized for this plan in the year ended December 31, 2017. In September 2018, these shares were converted to RSU awards and recognized in equity over the vesting period.

Share Options

In consideration of a nonemployee’s services as an advisor, on December 15, 2014 the Group granted this individual the right to subscribe for 1,486 non-voting shares of StoneCo at an aggregate purchase price of US$ 400 thousand. The Options are exercisable immediately upon grant date for up to 3 years (“Option Period”). The Options were never exercised and expired on December 15, 2017. The plan is accounted for as an equity settled award with fair value estimated using a Black Scholes option pricing model and the related compensation expense was recognized in full on grant date as the arrangement did not require any vesting or performance condition after the date of grant.

Restricted share units and stock options

In September 2018, the Group granted new awards of restricted share units (“RSUs”) and stock options. In addition, all outstanding Phantom Shares, which were originally granted on December 1, 2017, were converted to RSU awards. These awards are equity classified, the majority of the awards are subject to performance conditions, and the related compensation expense will be recognized over the vesting period. The Company issued 42,911 (after share split 5,406,786) awards (including Phantom Shares converted to RSUs), of which approximately 6% are vested until the IPO, 9% vest in 4 years, 18% vest in 5 years, 21% vest in 7 years, and 46% vest in 10 years. The total expense, including taxes and social charges, recognized for the programs for the year was R$ 60,843.

Cappta share plan

In addition to the plans for share-based payments described above, the Group has a legacy plan from the subsidiary Cappta which has liability-classified shares that are measured at fair value. The liability as of December 31, 2018 is R$ 0 (R$ 53 as of December 31, 2017).

27.	Financial instruments

(i)	Risk management

The Group’s activities expose it to a variety of financial risks: credit risk, market risk (including foreign exchange risk, cash flow or fair value interest rate risk, and price risk), liquidity risk and fraud risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. The Group uses derivative financial instruments to mitigate certain risk exposures. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken.

Risk management is carried out by a central treasury department (“Group treasury”) under policies approved by the Board of Directors. Group treasury identifies, evaluates and hedges financial risks in close co-operation with the Group’s operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, anti-fraud, use of derivative financial instruments and non-derivative financial instruments, and investment of surplus liquidity.

a)	Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. Credit risk arises from the groups exposures to third parties, including cash and cash equivalents, derivative financial instruments and deposits with banks and other financial institutions, as well as from its operating activities, primarily related to accounts receivable from financial institutions licensed by card companies, including outstanding receivables and commitments.

The carrying amount of financial assets represents the maximum credit exposure.

Financial instruments and cash deposits

Credit risk from balances with banks and financial institutions is managed by the Group’s treasury department in accordance with the Group’s policy. Investments of surplus funds and use of derivative instruments are only conducted with carefully selected financial institutions.

Accounts receivable from card issuers

The Group, in accordance with the rules established by payment scheme networks, have instruments to mitigate the risks of accounts receivable from financial institutions licensed by card companies. The Group’s receivables from card issuers are backed by requirements on card issuers to maintain guarantees—collateral or bank—considering the credit risk of the issuer, sales volume and the residual risk of default of cardholders. This requirement is mandatory for all issuers determined to have credit risk and the amounts are reviewed periodically by the card companies and the Group. To-date, the Group has not incurred losses from card issuer receivables.

b)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises mainly two types of risk: interest rate risk and currency risk. Financial instruments affected by market risk include loans and borrowings, deposits and derivative financial instruments.

Interest rate risk

This risk arises from the possibility of the Group incurring losses due to fluctuations in interest rates in respect of fair value of future cash flows of a financial instrument.

The Group’s interest rate risk arises mainly from short-term investments and long-term borrowings. Short-term investments contracted in Brazilian reais are mainly exposed to changes in the CDI rate. Borrowings are mainly exposed to interest rate fluctuations in the CDI and rates that are determined by Brazilian Central Bank.

Interest rate sensitivity

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument fluctuates due to changes in market interest rates. The Group’s exposure to the risk of changes in market interest rates arises primarily from short-term investments and long-term borrowings subject in each case to variable interest rates, principally the CDI rate.

The Group conducted a sensitivity analysis of the interest rate risks to which the financial instruments are exposed as of December 31, 2018. For this analysis, the Group adopted as a probable scenario for the future interest rates of 6.50% for the CDI rate. As a result, financial income (with respect to short-term investments) and financial expense, net (with respect to long-term borrowings) would be impacted as follows:

Transactions	Interest rate risk	Book value	Reasonably possible change in basis points	Impact on profit or loss before tax	Impact on pre-tax equity

Short-term investments	CDI variation	2,434,089	10	2,456	2,456
Loans and financing	CDI variation	(758,810)	10	(782)	(782)
Obligations to FIDC senior quota holders	CDI variation	(2,074,571)	10	(2,217)	(2,217)
				(543)	(543)

Foreign currency risk

The Group’s assets and liabilities that are exposed to foreign currency exchange rate risk are primarily denominated in U.S. dollars and Euros. To partially offset the Group’s risk of any depreciation of the Brazilian real against the U.S. dollar and Euro, from time to time the Group may enter into derivative contracts. The Group’s foreign currency exposure gives rise to minimum market risks associated with exchange rate movements.

As the Group’s borrowings are denominated in Brazilian reais, there is no significant exposure to currency risk. Other liabilities denominated in U.S. dollars are related to other accounts payable by subsidiaries located in the United States.

The Group has accounts receivable denominated in U.S. dollars derived from transactions with credit cards issued abroad and captured at accredited establishments in Brazil, which are settled at issuing banks abroad through card companies, but without significant exchange risk.

The Group also has certain investments in foreign operations, denominated in currencies other than Group’s functional currency, and whose net assets are exposed to foreign currency translation risk.

As of December 31, 2018 there were foreign currency non-deliverable forwards, accounted for as derivative financial instruments and measure at fair value through profit or loss.

Foreign currency sensitivity

The following tables demonstrate the sensitivity to a reasonably possible change in U.S. dollar and Euro exchange rates, with all other variables held constant. The impact on the Group’s profit before tax is due to changes in the fair value of monetary assets and liabilities including non-designated foreign currency derivatives. The impact on the Group’s pre-tax equity is due to changes in the fair value of forward exchange contracts (NDFs).

Exposed financial position	Denomination currency	Book value	Reasonably possible change	Impact on profit or loss before tax	Impact on pre-tax equity
Cash and cash equivalents—Deposits	U.S. dollar	62,441	5.0%	3,122	3,122
Short-term investments—Equity securities	U.S. dollar	240	5.0%	-	12
Short-term investments—Equity securities	Euro	8,278	5.0%	-	414
Short-term investments—Others	U.S. dollar	183,937	5.0%	9,197	9,197
Accounts receivable from card issuers	U.S. dollar	3,861	5.0%	-	193
Other accounts receivable	U.S. dollar	423	5.0%	21	21
Trade accounts payable	U.S. dollar	(41,788)	5.0%	(2,089)	(2,089)
Other accounts payable	U.S. dollar	(5,022)	5.0%	(251)	(251)
				10,000	10,619

The Group’s exposure to foreign currency changes for all other currencies is not material.

c)	Liquidity risk

Cash flow forecasting is performed in the operating entities of the Group and aggregated by the Group’s finance team. Group Finance monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities at all times so that the Group does not breach borrowing limits or covenants (where applicable) on any of its borrowing facilities. Such forecasting takes into consideration the Group’s debt financing plans, covenant compliance, compliance with internal balance sheet ratio targets and, if applicable, external regulatory or legal requirements—for example, currency restrictions.

Surplus cash held by the operating entities over and above the balance required for working capital management is transferred to the Group’s treasury department. Group treasury department invests surplus cash in interest-earning bank accounts, time deposits, money market deposits and marketable securities, choosing instruments with appropriate maturities or sufficient liquidity to provide adequate margin as determined by the above-mentioned forecasts. At the balance sheet date, the Group held short term investments of R$ 201,762 that are expected to readily generate cash inflows for managing liquidity risk.

The table below analyzes the Group’s non-derivative financial liabilities and net-settled derivative financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. Derivative financial liabilities are included in the analysis if their contractual maturities are essential for an understanding of the timing of the cash flows. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than one year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
At December 31, 2018
Accounts payable to clients	4,996,102	—	—	—
Trade accounts payable	117,836	—	—	—
Loans and financing	761,056	1,395	—	—
Obligation to FIDC senior quota holders	16,646	2,057,925	—	—
Other accounts payable	14,248	4,667

At December 31, 2017
Accounts payable to clients	3,637,510	—	—	—
Trade accounts payable	53,238	—	—	—
Loans and Financing	13,839	3,032	—	—
Obligation to FIDC senior quota holders	8,695	—	2,056,331	—
Other accounts payable	38,417	—	—	—

d)	Fraud risk

The Group’s exposure to operational risk from fraud is the risk that a misuse, or a wrongful or criminal deception will lead to a financial loss for one of the parties involved on a bankcard transaction. Fraud involving bankcards includes unauthorized use of lost or stolen cards, fraudulent applications, counterfeit or altered cards, and the fraudulent use of a cardholder’s bankcard number for card-not-present transactions.

While the costs of most fraud involving bankcards remain with either the issuing financial institution or the client, the Group is occasionally required to cover fraudulent transactions in the following situations:

•	Where clients also contract anti-fraud services rendered by the Group entities; or

•	Through the chargeback process if the Group does not follow the minimum procedures, including the timely communication to all involved parties about the occurrence of a fraudulent transaction.

e)	Collateral

The Group has pledged part of its accounts receivable from card issuers in order to fulfil the collateral requirements for the loan contract with private entity (Note 18 (e)).

(ii)       Financial instruments by category

a)	Assets as per statement of financial position

	Amortized cost	FVPL	FVOCI	Total
At December 31, 2018
Short-term investments	-	2,762,071	8,518	2,770,589
Accounts receivable from card issuers	-	-	9,244,608	9,244,608
Trade accounts receivable	44,616	-	-	44,616
Derivative financial instruments	-	1,195	-	1,195
Other accounts receivable	15,366	-	-	15,366
	59,982	2,763,266	9,253,126	12,076,374

	Loans and receivables	Assets at fair value through profit or loss	Assets available- for-sale	Total
At December 31, 2017
Short-term investments	—	157,238	44,524	201,762
Accounts receivable from card issuers	5,078,430	—	—	5,078,430
Trade accounts receivable	23,120	—	—	23,120
Assets held for sale	8,168	—	—	8,168
	5,109,718	157,238	44,524	5,311,480

b)	Liabilities as per statement of financial position

	Amortized cost	FVPL	Total
At December 31, 2018
Accounts payable to clients	4,996,102	-	4,996,102
Trade accounts payable	117,836	-	117,836
Loans and financing	762,451	-	762,451
Obligations to FIDC senior quota holders	2,074,571	-	2,074,571
Derivative financial instruments	-	586	586
Other accounts payable	14,248	-	14,248
	7,965,208	586	7,965,794

	Liabilities at amortized cost	Liabilities at fair value through profit or loss	Total
At December 31, 2017
Accounts payable to clients	3,637,510	—	3,637,510
Trade accounts payable	53,238	—	53,238
Loans and financing	16,871	—	16,871
Obligations to FIDC senior quota holders	2,065,026	—	2,065,026
Other accounts payable	38,417	—	38,417
	5,811,062	—	5,811,062

(iii)	Fair value estimation

a)	Fair value hierarchy

The Group uses the following hierarchy to determine and disclose the fair value of financial instruments through measurement technique:

•	Level I—quoted prices in active markets for identical assets or liabilities;

•	Level II—other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly; and

•	Level III—techniques using inputs that have a significant effect on the recorded fair value that are not based on observable market data.

For the years ended December 31, 2018 and 2017, there were no transfers between Level I and Level II fair value measurements and between Level II and Level III fair value measurements.

b)	Fair value measurement

The table below presents a comparison by class between book value and fair value of the financial instruments of the Group:

	2018			2017
	Book value	Fair value	Hierarchy level	Book value	Fair value	Hierarchy level
Financial assets
Cash and cash equivalents (1)	297,929	297,929	I	641,952	641,952	I
Short-term investments (1)	2,770,589	2,770,589	I /II	201,762	201,762	I /II
Accounts receivable from card issuers (2)	9,244,608	9,244,608	II	5,078,430	5,007,534	II
Trade accounts receivable (3)	44,616	44,616	II	23,120	23,120	II
Derivative financial instruments (4)	1,195	1,195	II	-	-
Other accounts receivable (3)	15,367	15,367	II	8,168	8,168	II
	12,374,304	12,374,304		5,953,432	5,882,536
Financial liabilities
Accounts payable to clients (4)	4,996,102	4,898,949	II	3,637,510	3,541,537	II
Trade accounts payable (3)	117,836	117,836	II	53,238	53,238	II
Loans and financing (5)	762,451	747,651	II	16,871	17,442	II
Obligations to FIDC senior quota holders (5)	2,074,571	2,045,397	II	2,065,026	2,028,521	II
Derivative financial instruments (4)	586	586	II	-	-
Other accounts payable (3)	18,916	18,916	II	38,417	38,417	II
	7,970,462	7,829,335		5,811,062	5,679,155

(1)	The carrying values of cash equivalents and short-term investments approximate their fair values due to their short-term nature.

(2)	Accounts receivable from card issuers are measured at FVOCI as they are held to collect contractual cash flows and can sell the receivable. Fair value is estimated by discounting future cash flows using market rates for similar items.

(3)	The carrying values of trade accounts receivable, other accounts receivable, trade accounts payable and other accounts payable are measured at amortized cost and are recorded at their original amount, less the provision for impairment and adjustment to present value, when applicable. The carrying values is assumed to approximate their fair values, taking into consideration the realization of these balances, and settlement terms do not exceed 60 days.

(4)	The Group enters into derivative financial instruments with financial institutions with investment grade credit ratings. Non-deliverable forward contracts are valued using valuation techniques, which employ the use of market observable inputs.

(5)	Accounts payable to clients, loans and financing, and obligations to FIDC senior quota holders are measured at amortized cost. Fair values are estimated by discounting future cash flows using weighted average cost of capital rate.

For disclosure purposes, the fair value of financial liabilities is estimated by discounting future contractual cash flows at the interest rates available in the market that are available to the Group for similar financial instruments. The effective interest rates at the balance sheet dates are usual market rates and their fair value does not significantly differ from the balances in the accounting records.

(iv)	Offsetting of financial instruments

Financial asset and liability balances are offset (i.e. reported in the consolidated statement of financial position at their net amount) only if the Company and its subsidiaries currently have a legally enforceable right to set off the recognized amounts and intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

As of December 31, 2018 and 2017, the Group has no financial instruments that meet the conditions for recognition on a net basis.

(v)	Capital management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders, to maintain an optimal capital structure to reduce the cost of capital, and to have resources available for optimistic opportunities.

In order to maintain or adjust the capital structure of the Group, management can make, or may propose to the shareholders when their approval is required, adjustments to the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce, for example, debt.

The Group monitors capital on the basis of the adjusted net cash / net debt. Adjusted net cash / net debt is calculated as adjusted cash (including cash and cash equivalents, short-term investments and accounts receivable from card issuers as shown in the consolidated statement of financial position), net of adjusted debt (including accounts payable to clients, current and non-current loans and financing and obligations to FIDC senior quota holders as shown in the consolidated statement of financial position).

The Group’s strategy is to keep a positive adjusted net cash. The adjusted net cash as of December 31, 2018 and 2017 was as follows:

	2018	2017
Cash and cash equivalents	297,929	641,952
Short-term investments	2,770,589	201,762
Accounts receivable from card issuers	9,244,608	5,078,430
Adjusted cash	12,313,126	5,922,144

Accounts payable to clients	(4,996,102)	(3,637,510)
Loans and financing	(762,451)	(16,871)
Obligations to FIDC senior quota holders	(2,074,571)	(2,065,026)
Adjusted debt	(7,833,124)	(5,719,407)

(=) Adjusted Net Cash	4,480,002	202,737

Although capital is managed considering the consolidated position, the subsidiaries Stone and MNLT maintain a minimum equity, within the working capital requirements for Accrediting Payment Institutions under the Brazilian Central Bank (“BACEN”) regulations, corresponding to at least 2% of the monthly average of the payment transactions in past 12 months. There is no requirement for compliance with a minimum equity for the other Group companies.

28.	Commitments

Operating lease commitments—Group as lessee

The Group has a number of non-cancelable operating lease agreements related to office buildings, other plants and vehicles. The lease terms are one or three years, and the majority of lease agreements is renewable at the end of the lease period at market rate.

The aggregate minimum lease payments under operating leases are as follows:

	2018	2017	2016
Less than one year	18,893	14,302	7,370
More than one year and no later than 5 years	25,521	34,459	25,537
	44,414	48,761	32,907

29.	Transactions with non-controlling interests

The effects of transactions with non-controlling interests on the equity attributable to the owners of the parent are comprised of:

	Changes in non-controlling interest
	Capital contributions (deductions) by non- controlling interests	Transfers to (from) non- controlling interests	Changes in equity attributable to owners of the parent	Consideration paid or payable to non- controlling interests
For the year ended December 31, 2016
Transactions between subsidiaries and shareholders:
Capital contribution to subsidiary and dilution of NCI in Stone (a)	12,359	24,612	(24,612)	—
Capital contribution to subsidiary and dilution of NCI in DLP Brasil (b)	498	6,283	(6,283)	—
Non-controlling share of changes in equity at indirect subsidiaries (e)	—	(613)	613	—
Dilution of non-controlling interest	12,857	30,282	(30,282)	—

Transactions between parent and non-controlling interests:
Acquisition of additional interest in Pagar.me (d)	—	116	(4,913)	(4,797)
Acquisition of non-controlling interest	—	116	(4,913)	(4,797)
	12,857	30,398	(35,195)	(4,797)
For the year ended December 31, 2017
Transactions between parent and non-controlling interests:
Acquisition of additional interest in Stone (a)	—	(49,677)	(179,323)	(229,000)
Acquisition of additional interest in StoneCo Brasil (b)	—	(2,790)	(18,690)	(21,480)
Acquisition of non-controlling interest	—	(52,467)	(198,013)	(250,480)

Transactions between subsidiaries and shareholders:
Capital contribution to subsidiary and increase of NCI in StoneCo Brasil (b)	1,483	8,184	(8,184)	—
Non-controlling share of changes in equity at indirect subsidiaries (e)	—	(3,875)	3,875	—
Dilution of non-controlling interest	1,483	4,309	(4,309)	—
	1,483	(48,158)	(202,322)	(250,480)

For the year ended December 31, 2018
Transactions between parent and non-controlling interests:
Acquisition of additional interest in StoneCo Brasil (b)	—	(989)	(5,701)	(6,690)
Capital contribution to subsidiary	1,992	-	-	-
Exchange of shares with non-controlling interests in StoneCo Brasil (b)	—	(19,594)	19,594	—
Acquisition of non-controlling interest	1,992	(20,583)	13,893	(6,690)

Transactions between subsidiaries and shareholders:
Repurchase of shares in treasury by subsidiary and dilution of interest in Cappta (c)	—	(54)	(51)	—
Non-controlling share of changes in equity at indirect subsidiaries (e)	—	1	(1)	—
Dilution of non-controlling interest	—	(53)	(52)	—
	1,992	(20,636)	13,841	(6,690)

(a)	Transactions with non-controlling interest of Stone

In April 2016, the subsidiary Stone issued 1,482 new shares, disproportionally subscribed by its shareholders, in the total amount of R$ 390,690. The Group contributed R$ 378,331 for the purchase of 1,436 new shares while the non-controlling interest contributed R$ 12,359 for the remaining shares. This resulted in an increase in the Group’s share of Stone from 86.8% to 89.9% and a corresponding capital contributions to subsidiaries. Along with the non-controlling interest’s share of the increase in net assets of Stone due to capital infusions, this resulted in a net transfer of R$ 24,612 from equity of the parent to non-controlling interests.

On October 31, 2017, the Group acquired the remaining 10.1% of the outstanding shares of Stone for a purchase consideration of R$ 229,000 and now holds 100% of the equity share capital of Stone. The carrying amount of the non-controlling interests in Stone on the date of acquisition was R$ 49,677. The excess of consideration of R$ 179,323 was recognized as a decrease to equity of the parent. As of December 31, 2018, the amount of the total consideration was fully paid (2017 - R$ 29,000 outstanding, recorded in other accounts payable).

(b)	Transactions with non-controlling interest of StoneCo Brasil

During 2016, the subsidiary StoneCo Brasil issued 1,674,921 new shares, disproportionally subscribed by its shareholders, in the total amount of R$ 414,827. The Group contributed R$ 414,351 for the purchase of 1,673,484 new shares while the non-controlling parties contributed R$ 498 for the remaining shares. This resulted in an increase of the Group’s share of StoneCo Brasil from 97.5% to 97.9% and a corresponding capital contributions to subsidiaries. Along with the non-controlling interest’s share of the increase in net assets of StoneCo Brasil due to capital infusions, this resulted in a net transfer of R$ 6,283 from equity of the parent to non-controlling interests.

In the course of 2017, the subsidiary StoneCo Brasil issued 1,161,375 new shares, disproportionally subscribed by its shareholders, in the total amount of R$ 202,830. The Group contributed R$ 201,347 for the purchase of 1,113,083 new shares while the non-controlling parties contributed R$ 1,483 for the remaining shares. This resulted in dilution of the Group’s interest in StoneCo Brasil from 97.9% to 97.2% and a corresponding increase in the non-controlling interest’s share.

Additionally, in 2017, the Group acquired 0.4% of the outstanding shares of StoneCo Brasil for consideration of R$ 21,480 and now holds 97.6% of StoneCo Brasil. The carrying amount of the non-controlling interests in StoneCo Brasil on the date of acquisition was R$ 2,790. The excess consideration of R$ 18,690 was recognized as a decrease to equity of the parent.

The resulting effect of these events in 2017 was an increase of R$ 8,184 in non-controlling interest with a corresponding decrease of equity of owners of the parent.

During 2018, the Group acquired from non-controlling parties 0.1% of the outstanding shares of StoneCo Brasil (via DLP Par) for a consideration of R$ 6,690, increasing the Group’s share of StoneCo Brasil from 97.6% to 97.7%. The carrying amount of the non-controlling interests in StoneCo Brasil on the date of acquisition was R$ 989. The excess consideration of R$ 5,701 was recognized as a decrease to equity of the parent. As of December 31, 2018, the outstanding amount of the total consideration not paid was R$ 5,022, recorded in other accounts payable.

In October 2018, in connection with the consummation of the IPO, the Co-Investment Shares, thereon represented by common shares in DLP Par, were exchanged for Company’s Class A common shares through the execution of a contribution agreement entered into between the Company and each holder of awards under such plans, totaling 5,333,202 shares of the Company. This resulted in an increase of the Group’s share of StoneCo Brasil from 97.7% to 100.0%. By derecognizing the remaining non-controlling interests, a net increase of R$ 19,594 was recorded in equity attributable to owners of the parent.

(c)	Transactions with non-controlling interest of Cappta

In 2018, the subsidiary Cappta acquired from its minority shareholder 64,177 of its own shares. This resulted in an increase of the Group’s interest in Cappta from 53.3% to 61.8%. Such shares are currently held in treasury. The transaction was recorded as a decrease in equity attributable to owners of the parent and to NCI.

(d)	Acquisition of additional interest in Pagar.me

On August 24, 2016, the Group acquired the remaining 40% of the outstanding shares of Pagar.me for consideration of R$ 4,797 and now holds 100% of Pagar.me. The carrying amount of the non-controlling interests in Pagar.me on the date of acquisition was (R$ 116), representing the non-controlling interests share of the net liabilities of Pagar.me which were assumed by the Group. By derecognizing the remaining non-controlling interests, a total decrease of R$ 4,913 was recorded in equity attributable to owners of the parent. As of December 31, 2018, the amount of the total consideration was fully paid (2017 - R$ 480 outstanding not paid, recorded in other accounts payable).

(e)	Allocation of changes in equity in indirect subsidiaries to non-controlling interests

Due to changes in StoneCo Brasil’s share of Stone and Pagar.me as shown in the table above, in 2016 non-controlling interest decreased by R$ 613. Due to the acquisition of additional interest of Stone in 2017, non-controlling interest decreased by R$ 3,875. Due to changes in StoneCo Brasil’s share of Cappta in 2018 as shown in the table above, non-controlling interest increased by R$ 1.

(f)	Summarized financial information of material partly-owned subsidiaries

	Cappta
	2018	2017	2016
Financial position
Current assets	2,058	2,922	1,499
Non-current assets	964	1,231	2,621
Current liabilities	(2,182)	(2,198)	(2,549)
Non-current liabilities	(1,773)	(801)	(36)
Net assets	933	1,154	1,535
Accumulated NCI	356	539	717

Comprehensive income
Revenue	16,237	18,523	18,249
Net income (loss) for the year	1,995	(318)	(1,409)
Total comprehensive income	1,995	(318)	(1,409)
Net income (loss) allocated to NCI	768	(149)	(658)

Cash flows
Operating activities	(459)	897	721
Investing activities	(532)	768	(21)
Financing activities	(524)	(438)	(708)
Net increase/(decrease) in cash and cash equivalents	(1,515)	1,227	(8)

30.	Other disclosures on cash flows

(a)	Non-cash operating activities

	2018	2017	2016

Fair value adjustment on accounts receivable from card issuers	92,063	-	-

(b)	Non-cash investing activities

	2018	2017	2016
Property and equipment and intangible assets acquired through finance lease	4,339	-	-

(c)	Non-cash financing activities

	2018	2017	2016

Unpaid consideration for acquisition of non-controlling shares (Note 29)	5,022	29,480	2,398

(d)	Property and equipment, and intangible assets

	2018	2017	2016
Additions (Note 12)	(159,047)	(140,982)	(31,621)
Purchases not paid at year end	18,160	-	-
Purchases of property and equipment	(140,887)	(140,982)	(31,621)

Net book value (Note 12 / Note 13)	24,133	14,489	10,897
Loss on disposal of property and equipment and intangible assets	(10,712)	(5,461)	(1,139)
Proceeds from disposal of property and equipment and intangible assets	13,421	9,028	9,758

In addition, the issue of shares as consideration for the acquisition of Equals (Note 5.2) and the options and shares issued to employees (Note 26) also had no cash consideration.

31.	Subsequent events

Acquisition of interest in associates

On February 6, 2019, the Group acquired a 25.0% interest in Collact Serviços Digitais Ltda. (“Collact”), a private company based in São Paulo, Brazil, that develops customer relationship management (CRM) software for customer engagement, focused mainly in the food service segment, with which the Company expects to obtain synergies in its services to clients. The Group will pay R$ 1,667 until April 2020 for the acquisition of such interest.

The Group also holds an option to acquire an additional interest in the period from 2 to 3 years from the date of the initial acquisition, which will allow the Group to acquire an additional 25% interest in Collact.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

StoneCo Ltd.

By:	/s/ Thiago dos Santos Piau
	Name:	Thiago dos Santos Piau
	Title:	Chief Executive Officer

Date: March 29, 2019